     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON August 17, 2000

                                            REGISTRATION NOS.          /811-4001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                       POST-EFFECTIVE AMENDMENT NO.                          [ ]
                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 30                             [X]

                            ------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   1 MADISON AVENUE, NEW YORK, NEW YORK 10010
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 578-5364
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                              GARY A. BELLER, ESQ.
              SENIOR EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                1 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                             DIANE E. AMBLER, ESQ.
                              MAYER, BROWN & PLATT
                         1909 K STREET N.W., SUITE 1200
                             WASHINGTON, D.C. 20006

                            ------------------------

     PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES. REGISTRANT'S RULE 24F-2 NOTICE FOR THE YEAR ENDED DECEMBER 31, 1999 WAS FILED WITH THE COMMISSION ON MARCH 30, 2000.

     APPROXIATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940
                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
      1.  Cover Page............................. Cover Page
      2.  Definitions............................ Important Terms You Should
                                                    Know
      3.  Synopsis............................... Table of Expenses
      4.  Condensed Financial Information........ General
                                                    Information--Advertising
                                                    Performance; General
                                                    Information--Financial
                                                    Statements
      5.  General Description of Registrant,
            Depositor, and Portfolio Companies... MetLife; Metropolitan Life
                                                    Separate Account E; Your
                                                    Investment Choices; General
                                                    Information--Voting Rights
      6.  Deductions and Expenses................ Table of Expenses; Death
                                                    Benefit Fee; Charges;
                                                    Premium Taxes; General
                                                    Information--Who Sells the
                                                    Income Annuity;
                                                    Appendix--Premium Tax Table
      7.  General Description of Variable
            Annuity.............................. The Income Annuity;
                                                    Reallocations; General
                                                    Information
      8.  Annuity Period......................... Important Terms You Should
                                                    Know; Income Types/
                                                    Calculating Your Income
                                                    Payments
      9.  Death Benefit.......................... Death Benefit
     10.  Purchases and Annuity Values........... MetLife; Metropolitan Life
                                                    Separate Account E; Purchase
                                                    of an Income Annuity;
                                                    Calculating your Income
                                                    Payments; Initial Income
                                                    Payment; Subsequent Income
                                                    Payments; General
                                                    Information
     11.  Redemptions............................ General Information--Changes
                                                    to Your Income Annuity
     12.  Taxes.................................. Income Taxes
     13.  Legal Proceedings...................... Not Applicable
     14.  Table of Contents of the Statement of
            Additional Information............... Table of Contents of the
                                                    Statement of Additional
                                                    Information
     15.  Cover Page............................. Cover Page
     16.  Table of Contents...................... Table of Contents
     17.  General Information and History........ Not Applicable
     18.  Services............................... Independent Auditors;
                                                    Services; Distribution of
                                                    Certificates and Interests
                                                    in the Income Annuity
     19.  Purchase of Securities Being Offered... Not Applicable

FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
     20.  Underwriters........................... Distribution of Certificates
                                                    and Interests in the Income
                                                    Annuity
     21.  Calculation of Performance Data........ Performance Data
     22.  Annuity Payments....................... Sample Calculation
                                                    Illustrating How the
                                                    Adjustment Factor is
                                                    Determined and Applied to
                                                    Income Payments
     23.  Financial Statements................... Financial Statements of the
                                                    Separate Account; Financial
                                                    Statements of MetLife

                                                                  --------------
                                                                  [      ], 2000
                                                                  --------------

METLIFE INCOME SECURITY PLAN(Service Mark) VARIABLE INCOME ANNUITY CONTRACTS ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

This Prospectus describes group non-qualified and qualified MetLife Income Security Plan immediate variable income annuity ("Income Annuity") contracts.

================================================================================
The investment choices available to you to allocate your purchase payment are listed in the contract for your Income Annuity. Your choices may include the Fixed Payment Option (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") and series of the New England Zenith Fund ("Zenith Fund"). For convenience, both the portfolios and the series are referred to as Portfolios in this Prospectus.

LEHMAN BROTHERS(REGISTERED) AGGREGATE BOND INDEX
STATE STREET RESEARCH INCOME
STATE STREET RESEARCH DIVERSIFIED
METLIFE STOCK INDEX
HARRIS OAKMARK LARGE CAP VALUE
T. ROWE PRICE LARGE CAP GROWTH
STATE STREET RESEARCH GROWTH
DAVIS VENTURE VALUE
PUTNAM LARGE CAP GROWTH
METLIFE MID CAP STOCK INDEX
NEUBERGER BERMAN PARTNERS MID CAP VALUE
JANUS MID CAP
STATE STREET RESEARCH AGGRESSIVE GROWTH
LOOMIS SAYLES HIGH YIELD BOND
RUSSELL 2000(REGISTERED) INDEX
T. ROWE PRICE SMALL CAP GROWTH
LOOMIS SAYLES SMALL CAP
STATE STREET RESEARCH AURORA SMALL CAP VALUE
SCUDDER GLOBAL EQUITY
MORGAN STANLEY EAFE(REGISTERED) INDEX
PUTNAM INTERNATIONAL STOCK

HOW TO LEARN MORE:

Before investing, read this Prospectus. The Prospectus contains information about the Income Annuity and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information
("SAI"), dated     2000. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on
page     of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:

Metropolitan Life Insurance Company
200 Park Avenue, Area 5N
New York, NY 10166-0188                           [GRAPHIC OMITTED]
Attention: MetLife Retirement Group
Phone: (800) 638-2704, extension 2575

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense. The current Metropolitan Fund and Zenith Fund Prospectuses are attached to the back of this Prospectus. You should also read these Prospectuses carefully before purchasing an Income Annuity. This Prospectus is not valid unless attached to Metropolitan Fund and Zenith Fund Prospectuses.

--------------------------------------------------------------------------------
INCOME ANNUITY

This Income Annuity provides a stream of payments to you. The income payments you receive will vary to reflect the net performance of the Portfolios underlying the selected investment divisions and the changes in the interest rate specified in your contract. The payment amount you receive is also based on the amount of your purchase payment, the income type and possibly your age and/or sex, depending on the income type chosen.

A WORD ABOUT INVESTMENT RISK:

An investment in the Income Annuity involves investment risk. Payments you receive from MetLife will fluctuate in amount and may go down. Money invested is
NOT:

      o     a bank deposit or obligation;

      o     federally insured or guaranteed; or

      o     endorsed by any bank or financial institution other than MetLife.

--------------------------------------------------------------------------------

                              METLIFE(Registered)

TABLE OF CONTENTS

IMPORTANT TERMS YOU SHOULD KNOW ..........................................  4
TABLE OF EXPENSES ........................................................  7
METLIFE ..................................................................  9
METROPOLITAN LIFE SEPARATE ACCOUNT E .....................................  9
THE INCOME ANNUITY ....................................................... 10
    How the Income Annuity Differs From
      Other Immediate Annuities .......................................... 10
    Features of the Income Annuity ....................................... 12
    Your Investment Choices .............................................. 13
    Income Types ......................................................... 15
    Death Benefit ........................................................ 16
    Purchase of an Income Annuity ........................................ 16
    Calculating Your Income Payments ..................................... 17
        Initial Income Payment ........................................... 17
        Subsequent Income Payments ....................................... 17
    Adjustment Factor .................................................... 18
        Investment Factor ................................................ 18
        Determining the Investment Factor ................................ 18
        Interest Factor .................................................. 19
        Determining the Interest Factor .................................. 19
        The Effect of the Adjustment Factor .............................. 20
        Examples of Income Payment Calculations .......................... 20
    Reallocations ........................................................ 20
    Death Benefit Fee .................................................... 22
    Charges .............................................................. 22
        Separate Account Charge .......................................... 22
        Investment-Related Charge ........................................ 23
    Premium Taxes ........................................................ 23
    Free Look ............................................................ 23

[GRAPHIC OMITTED]

GENERAL INFORMATION ...................................................... 23
     Administration ...................................................... 23
        Purchase Payment ................................................. 23
        Confirming Reallocations ......................................... 24
        Processing Reallocations ......................................... 24
           By Telephone or Internet ...................................... 24
           After Your Death .............................................. 25
           Third Party Requests .......................................... 25
     Advertising Performance ............................................. 25
     Changes to Your Income Annuity ...................................... 26
     Voting Rights ....................................................... 27
     Who Sells the Income Annuity ........................................ 28
     Financial Statements ................................................ 28
     Your Spouse's Rights ................................................ 28
INCOME TAXES ............................................................. 28
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION ............ 36
APPENDIX - PREMIUM TAX TABLE ............................................. 37

MetLife does not intend to offer the Income Annuity anywhere it may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuity other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.

[GRAPHIC OMITTED]

IMPORTANT TERMS YOU SHOULD KNOW

ADJUSTMENT FACTOR

The adjustment factor for each investment division is used to calculate your income payment (as defined later). For each investment division, your current income payment is equal to the income payment as of the last valuation date multiplied by the adjustment factor. The adjustment factor is the result of multiplying the interest factor times the investment factor. Whether your income payment goes up or down depends on the current adjustment factor.

ANNUITY PURCHASE RATE

The annuity purchase rate is based on the annuity income type you purchase, an interest rate, and your age, sex and number of payments remaining, to the extent relevant. The annuity purchase rate is reset each valuation date to reflect these components. The reset annuity purchase rate represents the cost you would incur if you were purchasing the same annuity contract you have in light of this updated information.

CONTRACT

A contract is the legal agreement between you and MetLife or between MetLife and the employer, plan trustee or other entity, or the certificate issued to you under a group annuity contract. You as the annuitant receive a certificate under the contract. This document contains relevant provisions of your Income Annuity. MetLife issues the contracts for the Income Annuity described in this Prospectus.

INCOME ANNUITY

The Income Annuity described in this Prospectus is an immediate annuity contract under which payments vary based upon the performance of investments such as stocks and bonds, held by one or more underlying Portfolios, as well as changes based upon a specified interest rate. You assume the investment risk for any amounts allocated to the investment divisions and changes in the specified interest rate.

INCOME PAYMENTS

The income payments are what we will pay you as a result of the purchase of the Income Annuity. The income payment amount is not guaranteed but rather will vary up and down depending on the adjustment factor.

INTEREST FACTOR

The interest factor measures the impact of changes in the specified interest rate. It is one of two factors comprising the adjustment factor which we use to determine your variable income payments.

INVESTMENT DIVISION

Investment divisions are subdivisions of the Separate Account. When you allocate or reallocate money to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund or Zenith Fund.

INVESTMENT FACTOR

The investment factor for each investment division measures the investment experience (after applicable charges and expenses) of that investment division compared to the specified interest rate in effect on the prior valuation date. It is one of two factors comprising the adjustment factor which we use to determine your variable income payments.

METLIFE

Metropolitan Life Insurance Company is the company that issues the Income Annuity. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

METLIFE DESIGNATED OFFICE

The MetLife Designated Office is the MetLife office that will generally handle the processing of your requests concerning your Income Annuity. MetLife will provide you with the address of your MetLife Designated Office.

SEPARATE ACCOUNT

A separate account is an investment account. All assets contributed to investment divisions under the Income Annuity are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuity.

SPECIFIED INTEREST RATE

The specified interest rate is defined in your contract. It is based on market interest rates such as the 10 Year Treasury, plus or minus a percentage. We use it as the benchmark interest rate to determine your initial income payment and all future income payments. We guarantee that we will not change the way we determine the specified interest rate or the date we choose to apply the rate to the interest factor calculation, except as stated next. For any valuation date we will use the rate as published in the WALL STREET JOURNAL on the third business day before the first of the month in which the valuation date occurs (we may determine the rate either more often or less often, in which case, we will tell you in advance that we will be doing so). Should a rate become unavailable (for example, if we use 10 Year Treasury notes and the Treasury stops issuing 10 year notes) or should this rate cease to be published in the WALL STREET JOURNAL, we will use a readily available rate or source that we consider most comparable.

                                                               [GRAPHIC OMITTED]

VALUATION DATE

The day on which we calculate your income payment or process a reallocation request. A valuation date is a day the New York Stock Exchange is open for trading.

YOU

In this Prospectus, depending on the context, "you" may mean either: (1) the owner of the Income Annuity, (2) the annuitant for whom money is invested under group arrangements, or (3) any annuitant under a contract where the owner is not an individual.

--------------------------------------------------------------------------------
TABLE OF EXPENSES--INCOME ANNUITY
--------------------------------------------------------------------------------

The following table shows the Separate Account, Metropolitan Fund and Zenith Fund charges and expenses applied to the Income Annuity. The numbers in the table for the Separate Account, the Zenith Fund and for all Portfolios of the Metropolitan Fund are based on past experience except those Portfolios introduced on July 5, 2000. The Portfolios introduced on July 5, 2000 (marked by note 11) do not have a full year's past experience, so the management fees and other expenses are estimates for the current year. The numbers in the table are subject to change. The table is not intended to show your actual total combined expenses of the Separate Account, Metropolitan Fund and Zenith Fund, which may be higher or lower. It does not show fees for the Fixed Payment Option or premium taxes which may apply.

--------------------------------------------------------------------------------

Sales Load Charge to Purchase Payment (as a percentage of the purchase payment) .....................  0% or 5% (1)
Death Benefit Fee ...................................................................................  Variable (2)
Separate Account Annual Expenses (currently we charge .95%) .........................................     1.25% (3)
(estimated as a percentage of average account value for the fiscal year ending December 31, 2000)

METROPOLITAN FUND ANNUAL EXPENSES (as a percentage of average net assets for the fiscal year ending December 31, 1999)

                                                                                                      ------------------------------
                                                             MANAGE-  OTHER EXPENSES  TOTAL EXPENSES  OTHER EXPENSES  TOTAL EXPENSES
                                                               MENT       BEFORE         BEFORE           AFTER           AFTER
                                                               FEES    REIMBURSEMENT  REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT
------------------------------------------------------------------------------------------------------------------------------------
Lehman Brothers(Registered) Aggregate Bond Index Portfolio (8)  .25          .15            .40             .15          .40
State Street Research Income Portfolio (4)(5) ................  .32          .06            .38             .06          .38
State Street Research Diversified Portfolio (4)(5)(6) ........  .43          .03            .46             .02          .45
MetLife Stock Index Portfolio (4) ............................  .25          .04            .29             .04          .29
Harris Oakmark Large Cap Value Portfolio (5)(6)(8) ...........  .75          .40           1.15             .19          .94
T. Rowe Price Large Cap Growth Portfolio (5)(6)(8) ...........  .69          .62           1.31             .24          .93
State Street Research Growth Portfolio (4)(5)(6) .............  .47          .04            .51             .02          .49
Putnam Large Cap Growth Portfolio (11) .......................  .80          .59           1.39             .20         1.00
MetLife Mid Cap Stock Index Portfolio (11) ...................  .25          .65            .90             .20          .45
Neuberger Berman Partners Mid Cap Value Portfolio (5)(6)(8) ..  .70          .48           1.18             .06          .76
Janus Mid Cap Portfolio (5)(7) ...............................  .67          .04            .71             .04          .71
State Street Research Aggressive Growth Portfolio (4)(5)(6) ..  .70          .04            .74             .02          .72
Loomis Sayles High Yield Bond Portfolio (7) ..................  .70          .24            .94             .24          .94
Russell 2000(Registered) Index Portfolio (8)(9) ..............  .25          .64            .89             .30          .55
T. Rowe Price Small Cap Growth Portfolio (5)(7) ..............  .52          .09            .61             .09          .61
State Street Research Aurora Small Cap Value Portfolio (5)(11)  .85          .23           1.08             .20         1.05
Scudder Global Equity Portfolio (5)(7) .......................  .67          .20            .87             .20          .87
Morgan Stanley EAFE(Registered) Index Portfolio (8)(10) ......  .30         1.47           1.77             .36          .66
Putnam International Stock Portfolio (4)(5) ..................  .90          .22           1.12             .22         1.12

ZENITH FUND ANNUAL EXPENSES
(as a percentage of average net assets)

Davis Venture Value Series (12) ..............................  .75          .06            .81             .06          .81
Loomis Sayles Small Cap Series (12)(13) ......................  .90          .10           1.00             .10         1.00
                                                                                                      ------------------------------

--------------------------------------------------------------------------------
TABLE OF EXPENSES (CONTINUED)
--------------------------------------------------------------------------------

(1) If your Income Annuity is purchased through a broker-dealer other than MetLife, your purchase payment applied to the Income Annuity will be reduced by 5% to compensate that broker-dealer.

(2) The death benefit fee depends upon your age and sex and the length of time until you start receiving income payments. This death benefit fee covers the cost of insurance for returning the amount of your purchase payment in the event of your death before you start receiving income payments.

(3) Pursuant to the terms of the contract, our total Separate Account annual expenses will not exceed 1.25% of your average balance in the investment divisions. Currently, we are charging .95% for the Income Annuity.

(4) Prior to May 16, 1993, we paid all expenses of the Metropolitan Fund (other than management fees, brokerage commissions, taxes, interest and extraordinary or nonrecurring expenses) (hereafter "Expenses"). The effect of such reimbursements is that performance results are increased.

(5) Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Metropolitan Fund.

(6) The Metropolitan Fund directed certain portfolio trades to brokers who paid a portion of the Fund's expenses. In addition, the Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of each participating Portfolio's custodian fees. The "Other Expenses After Reimbursements" reflects this reduction. The effect of the reduction is that performance results are increased.

(7) These Portfolios began operating on March 3, 1997. We paid all Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reached $100 million, or until March 2, 1999, whichever came first. MetLife ceased subsidizing such Expenses for the Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity and Loomis Sayles High Yield Bond Portfolios on December 31, 1997, January 22, 1998, July 2, 1998 and March 2, 1999, respectively. All expense information for these Portfolios reflect current expenses without any reimbursement. The effect of such reimbursements is that performance results are increased.

(8) These Portfolios began operating on November 9, 1998. We pay all Expenses in excess of .20% (.25% for the Morgan Stanley EAFE(Registered) Index Portfolio) of the average net assets for each of these Portfolios until each Portfolio's total assets reach $100 million, or until November 8, 2000, whichever comes first. MetLife ceased subsidizing such Expenses for Lehman Brothers(Registered) Aggregate Bond Index and Russell 2000(Registered) Index Portfolios on July 13, 1999 and December 3, 1999, respectively. All expense information for the Lehman Brothers(Registered) Aggregate Bond Index which we ceased subsidizing reflects current expenses without any reimbursement. The "Other Expenses Before Reimbursement" for Harris Oakmark Large Cap Value, T. Rowe Price Large Cap Growth and Neuberger Berman Partners Mid Cap Value Portfolios assumes no reduction of expenses of any kind. The information for the Portfolios which we are still subsidizing reflects the effect of the anticipated reimbursement of Expenses during the entire current year. The effect of such reimbursements is that performance results are increased.

(9) MetLife ceased subsidizing expenses in excess of .20% of the average net assets of the Russell 2000(Registered) Index Portfolio on December 3, 1999. Beginning on February 22, 2000, MetLife began to pay all Expenses in excess of .30% of the average net assets for the Russell 2000(Registered) Index Portfolio until the Portfolio's total assets reach $200 million, or until April 30, 2001, whichever comes first. The "Other Expenses Before Reimbursement" information for this Portfolio assumes no reduction of expenses of any kind. The "Other Expenses After Reimbursement" for this Portfolio reflects expenses as if the Expense reimbursement will be in effect for the entire current year.

(10) MetLife will pay all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE(Registered) Index Portfolio until the Portfolio's total assets reach $100 million, or until November 8, 2000, whichever comes first. After such date, MetLife will continue to pay all Expenses in excess of .40% of the Portfolio's average net assets until the Portfolio's total assets reach $200 million, or until April 30, 2001, whichever comes first. The "Other Expenses Before Reimbursement" information for this Portfolio assumes no reduction of expenses of any kind. The "Other Expenses After Reimbursement" for this Portfolio reflects our estimate of the effect of the combined reimbursement expected for the entire current year. The effect of such reimbursements is that performance results are increased.

(11) MetLife Mid Cap Stock Index and State Street Research Aurora Small Cap Value Portfolios began operating on July 5, 2000. Putnam Large Cap Growth Portfolio began operating on May 1, 2000. We will pay all Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reach $100 million, or until July 4, 2002, whichever comes first. The expense information shows estimates for first year Expenses.

(12) New England Investment Management, Inc. ("NEIM") pays us for providing administrative services. You do not bear these fees. NEIM absorbs the fees payable to MetLife.

(13) NEIM pays all expenses other than brokerage costs, interest, taxes or other extraordinary expenses, in excess of 1.00% of the average net assets for this Portfolio. The Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break-point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Zenith Fund.

                                                               [GRAPHIC OMITTED]

METLIFE

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, we are a leading provider of insurance and financial services to a broad spectrum of individual and group customers. MetLife had $429 billion of assets under management as of March 31, 2000. This includes assets managed by the Nvest Companies. MetLife has agreed to sell its interests in these companies. MetLife provides individual insurance and investment products to approximately 9 million households in the United States and companies and institutions with 33 million employees and members.

METROPOLITAN LIFE SEPARATE ACCOUNT E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Income Annuity and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuity even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

[GRAPHIC OMITTED]

THE INCOME ANNUITY

HOW THE INCOME ANNUITY DIFFERS FROM OTHER IMMEDIATE ANNUITIES

Immediate annuities generally come in two varieties, fixed or variable. The Income Annuity does not fall squarely in either of these traditional categories.

A fixed annuity provides guaranteed payments based on a fixed rate of return that typically reflects market interest rates at the time of purchase. The amount of each payment is fixed for the duration of the annuity. A fixed annuity provides you with the security of a guaranteed income but does not protect your income payments from the negative impact of inflation over time.

A variable annuity provides payments which vary based on the net investment performance of underlying portfolios of stocks and bonds relative to a benchmark, commonly termed the assumed investment return (AIR). This benchmark is constant for the duration of the annuity. To the extent that the net investment performance exceeds the benchmark, income payments go up. Conversely, if the net investment performance is below the benchmark, income payments go down. Despite the risk you bear of lower payments, the economic assumption underlying a typical variable annuity is that over the long term the stock and bond investment returns will outperform the guaranteed interest rate of a typical fixed annuity.

If market interest rates at the time a variable annuity is purchased exceed the stated AIR, then the payments under a fixed annuity generally will be greater than the initial variable payment under the variable annuity. There are two reasons for the higher fixed annuity payment. First, higher interest rates yield higher income payments. Second, a variable annuity typically assumes a relatively low AIR which increases the likelihood of rising income payments over time. Even though the initial payment under a variable annuity may be lower than a fixed annuity's, variable income payments may increase over time (although they may decrease as well). Therefore, variable annuities provide potential protection against inflation.

The Income Annuity described in this prospectus contains features of both fixed and variable immediate annuities, but also has key differences:

o The initial variable income payment under the Income Annuity is comparable to that provided by a fixed annuity, because it uses a benchmark interest rate (the specified interest rate) that reflects market interest rates. Subsequent income payments vary based on net investment performance relative to the benchmark interest rate and the impact of changes to the benchmark interest rate.

[GRAPHIC OMITTED]

o Unlike a traditional variable annuity, which has a constant benchmark rate (the AIR) and a variable investment component, the Income Annuity has both a variable benchmark interest rate and variable investment component.

o This Income Annuity is also different from other traditional immediate annuities because you may move the source of income payments back and forth between the Fixed Payment Option and the investment divisions. This feature allows you to select an asset allocation based on your risk tolerance and adjust it over time with periodic rebalancing. Other variable annuities typically restrict the reallocation of the source of income payments from their fixed option.

      The Income Annuity has both fixed and variable options. The Fixed Payment Option works like a fixed annuity. If you want the security of a guaranteed income you may allocate a portion or all of your income payments to the Fixed Payment Option. You may also have a portion or all of your income payment allocated to the variable investment divisions.

PRODUCT COMPARISON

FEATURE                  TRADITIONAL FIXED       TRADITIONAL VARIABLE      METLIFE INCOME
                         ANNUITY                 ANNUITY                   SECURITY PLAN
--------------------------------------------------------------------------------------------------------
Return                   Fixed                   Constant - Assumed        Varies - specified
Assumption                                       Investment Return         interest rate (based on
                                                 (AIR)                     market interest rates)
--------------------------------------------------------------------------------------------------------
Who Bears Risk
 Investment              Not applicable          You                       You
  Performance

 Interest Rate           Issuer                  Not applicable            You
--------------------------------------------------------------------------------------------------------
Amount of Initial        Based on market         Generally, less than a    Based on specified
Payment                  interest rates          fixed annuity             interest rate (based on
                                                                           market interest rates)
--------------------------------------------------------------------------------------------------------
Subsequent               Fixed-guaranteed        Varies - based on net     Varies - based on net
Income                                           investment                investment performance
Payments                                         performance               relative to the prior specified
                                                 relative to AIR           interest rate and impact
                                                                           of change in the specified
                                                                           interest rate
--------------------------------------------------------------------------------------------------------
Transfers between        Not applicable          Limited or Prohibited     Permitted
funding options
(including Fixed
Payment Option)
--------------------------------------------------------------------------------------------------------
Asset Allocation and     Not applicable          Generally, limited to     Full capability
Rebalancing                                      variable options

                                                               [GRAPHIC OMITTED]

[GRAHPIC OMITTED]

The group Income Annuity described in this Prospectus is offered to an employer, association, trust or other group for its employees, members or participants.

FEATURES OF THE INCOME ANNUITY

This Income Annuity can provide you with a stream of payments to meet your anticipated income needs. This can be payments for your lifetime, for the lifetimes of two people or over a specified period. It is a "variable" annuity because the amount of your income payment varies based on the changes in the adjustment factor, which is based on net investment returns and changes in interest rates. In short, the amount of each of your income payments under your Income Annuity may go up or down. Since neither investment performance nor interest rates are guaranteed, your money is at risk. The degree of risk will depend on the investment divisions you select and changes in the specified interest rate. We do not guarantee that your income payments will be a specific amount of money.

The Income Annuity has a fixed option called the "Fixed Payment Option." You may choose to have all or a portion of the income payment fixed and guaranteed under the Fixed Payment Option. Under the Fixed Payment Option, we guarantee the amount of the income payment to you which is attributable to the percentage you allocate to the Fixed Payment Option. The Fixed Payment Option is not described in this Prospectus although we occasionally refer to it. You decide how to allocate your money among the Fixed Payment Option and the investment divisions.

With the Income Annuity, you must start receiving income payments within the first year after the contract is issued. The Income Annuity may not be available in certain states.

In addition to the group non-qualified contract, you may also use lump sum rollovers or transfers from tax-favored arrangements to purchase the Income Annuity if all applicable Federal income tax requirements are satisfied.

If your retirement plan has purchased an Income Annuity, your choice of income types may be subject to the terms of the plan. We may rely on your employer's or plan administrator's statements to us as to the terms of the plan or your entitlement to any payments. We will not be responsible for interpreting the terms of your plan. You should review your plan document to see how you may be affected.

You select the income type suited to your needs. Some of the income types guarantee an income stream for your lifetime; others guarantee an income stream for both your lifetime, as well as the lifetime of another person (such as a spouse). Some income types guarantee a time period of your choice over which MetLife will make income payments to you. The amount of your income payments you receive will depend on such things as the income type you choose, your investment choices and the amount of your purchase payment.

YOUR INVESTMENT CHOICES

The Metropolitan Fund, the Zenith Fund and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The Metropolitan Fund and the Zenith Fund prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before making purchase payments to the investment divisions. The SAIs are available upon your request.

Starting with the most conservative Portfolio, your investment choices are listed in the approximate risk relationship among the available Portfolios. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your income payments are subject to the risks associated with investing in stocks and bonds, your variable income payments based on amounts allocated to the investment divisions may go down as well as up.

LEHMAN BROTHERS(REGISTERED) AGGREGATE BOND INDEX PORTFOLIO
STATE STREET RESEARCH INCOME PORTFOLIO
STATE STREET RESEARCH DIVERSIFIED PORTFOLIO
METLIFE STOCK INDEX PORTFOLIO
HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO
T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO
STATE STREET RESEARCH GROWTH PORTFOLIO
DAVIS VENTURE VALUE PORTFOLIO
PUTNAM LARGE CAP GROWTH PORTFOLIO
METLIFE MID CAP STOCK INDEX PORTFOLIO                          [GRAPHIC OMITTED]
NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO
JANUS MID CAP PORTFOLIO
STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO
LOOMIS SAYLES HIGH YIELD BOND PORTFOLIO
RUSSELL 2000(REGISTERED) INDEX PORTFOLIO
T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO
LOOMIS SAYLES SMALL CAP PORTFOLIO
STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO
SCUDDER GLOBAL EQUITY PORTFOLIO
MORGAN STANLEY EAFE(REGISTERED) INDEX PORTFOLIO
PUTNAM INTERNATIONAL STOCK PORTFOLIO

The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive.

The investment divisions generally offer the opportunity for greater income payments to you over the long term than our guaranteed Fixed Payment Option. On the other hand, income payments to you will fluctuate for amounts allocated to the investment divisions and may go down as well as up.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund.

Some of the investment choices may not be available under the terms of the Income Annuity. The contract will indicate the investment divisions that are available to you. Your investment choices may be limited because:

o     Some of the investment divisions are not approved in your state.

o Your employer, association or other group contract holder limits the number of available investment divisions.

o     We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of either the Metropolitan Fund or the Zenith Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Income Annuity. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Zenith Fund are available only by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public.

The Metropolitan Fund and the Zenith Fund are both a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the 1940 Act. A "series" fund means that each Portfolio is one of several available through the fund. Except for the Janus Mid Cap Portfolio, each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund pay us a monthly fee for our services as investment manager. The Zenith Fund pays New England Investment Management, Inc. ("NEIM") a monthly fee as its investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund or Zenith Fund.

In addition, the Metropolitan Fund and Zenith Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund or the Zenith Fund. The risks of these arrangements are also discussed in each Fund's prospectus.

INCOME TYPES

Currently, we provide you with a wide variety of income types to suit a range of personal preferences.

There may be three people who are involved under your Income Annuity:

o Owner: the person or entity which has all rights under the Income Annuity including the right to direct who receives the income payment.

o Annuitant: the person or persons whose life is the measure for determining the duration and sometimes the dollar amount of the income payments.

o Beneficiary: the person or persons who receive continuing income payments or a lump sum if the owner dies.

The amount of your income payments will depend in large part on the income type you choose. For example, if you select a "Lifetime Income Annuity for Two," your income payments will typically be lower than if you select a "Lifetime Income Annuity." The terms of your contract will determine when your income payments start and the frequency with which you will receive your income payments. When you select an income type, it will apply to both the fixed payments and variable income payments. We reserve the right to limit or stop issuing any of the income types currently available based on legal requirements or other considerations. The following income types are available:

LIFETIME INCOME ANNUITY: A variable income that is paid as long as the annuitant is living. No income payments are made once the annuitant is no longer living.

LIFETIME INCOME ANNUITY WITH A GUARANTEE PERIOD: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed income payments have been made, income payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. No income payments are made once the guarantee period has expired and the annuitant is no longer living.

INCOME ANNUITY FOR A SPECIFIED PERIOD OR LIFETIME (WHICHEVER IS SHORTER): A variable income that continues as long as the annuitant lives up to a designated number of years. No income payments are made once the annuitant is no longer living or the specified period has elapsed.

LIFETIME INCOME ANNUITY FOR TWO: A variable income continues as long as either of the two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event,

Many times the Owner and the Annuitant are the same person.

You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semiannual or annual basis.

[GRAPHIC OMITTED]

When deciding how to receive income payments, consider:

      o     The amount of income you need;

      o     The amount you expect to receive from other sources;

      o     The growth potential of other investments; and

      o     How long you would like your income to last.

the income payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No income payments are made once both annuitants are no longer living.

LIFETIME INCOME ANNUITY FOR TWO WITH A GUARANTEE PERIOD: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed income payments have been made, income payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. If one annuitant dies after the guarantee period has expired, income payments continue to be made to the living annuitant. In that event, income payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No income payments are made once the guarantee period has expired and both annuitants are no longer living.

INCOME ANNUITY FOR A GUARANTEE PERIOD: A variable income that continues for a guaranteed period of 5 to 30 years. As an administrative practice, we will consider factors such as your age and life expectancy in determining whether to issue a contract with this income type. If the annuitant dies before all income payments have been made, income payments are paid to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. No income payments are made once the guarantee period has expired.

DEATH BENEFIT

Your Income Annuity may provide you a death benefit in the event of your death before you start receiving income payments. Your contract states whether a death benefit is provided. If you die before income payments begin, the owner or any beneficiaries will receive the full amount of your purchase payment in a lump sum once we receive satisfactory proof of your death. The death benefit is not affected by the changes in the adjustment factor. The fee you pay for this death benefit is described later in this Prospectus.

PURCHASE OF AN INCOME ANNUITY

We offer the Income Annuity only in states in which we have obtained approval. Approval may not be needed in all states. You must purchase an Income Annuity with one purchase payment of at least $25,000.

[GRAPHIC OMITTED]

CALCULATING YOUR INCOME PAYMENTS

The variable income payments you receive are calculated based on the investment factor for each investment division you select and the interest factor. We reflect the combined impact of these two factors in the adjustment factor. How much your variable income payment will change from one payment to the next payment and whether the income payment goes up or down depends on the adjustment factor calculated for each of the investment divisions. For each income payment, we determine an adjustment factor (a number) for each investment division which you have selected. The amount of your income payment goes up from your last income payment when the adjustment factor is more than one; the amount of your income payments goes down when the adjustment factor is less than one. You can verify the amount of your current income payment by multiplying your last calculated income payment by the current adjustment factor.

INITIAL INCOME PAYMENT

The initial income payment for an investment division is a hypothetical amount which is calculated based upon the current annuity purchase rate. Before we determine your initial income payment, we reduce the purchase payment by the death benefit fee and, if applicable, the sales load charge and premium taxes. This hypothetical amount will be the first income payment you will receive only if your first income payment is payable within 10 days after we issue the Income Annuity. If your first income payment is payable more than 10 days after the contract's issue date, the amount of the first income payment you receive will be different from the initial income payment calculated at issue. In this case, the amount of your first income payment will be calculated using the method described in the next section (Subsequent Income Payments).

SUBSEQUENT INCOME PAYMENTS

Subsequent income payments depend on the net investment performance of the investment divisions you choose and changes in the specified interest rate. The impact of these market factors are reflected in an adjustment factor that is calculated for each investment division. Whether your income payment increases or decreases will depend upon the adjustment factor calculated for each investment division you choose.

Subsequent income payments are calculated on each valuation date by multiplying the income payment for an investment division on the last valuation date by the adjustment factor for that investment division. If you choose more than one investment division, your income payment will be the sum of the income payments from each investment division.

                                                               [GRAPHIC OMITTED]

The adjustment factor has two components: the investment factor and the interest factor.

ADJUSTMENT FACTOR

The adjustment factor used to calculate your income payments has two components: the investment factor and the interest factor. We compute a number for each of these factors and multiply these numbers together to produce an adjustment factor for each investment division on each valuation date. Generally, to the extent that the net investment performance exceeds the specified interest rate, the investment factor will tend to increase your income payment. Similarly, when there is an increase in the specified interest rate relative to the prior period's specified interest rate, the interest factor will tend to increase your income payments. However, the investment factor and interest factor may have opposite impacts which will cause the components that comprise the adjustment factor to offset each other. Following is a more in depth discussion of these factors.

INVESTMENT FACTOR

The investment factor reflects an investment division's net investment performance as compared to the specified interest rate effective on the prior valuation date. Setting aside the impact of the interest factor, if an investment division's annualized net investment performance is more than the specified interest rate on the prior valuation date, this increases your income payment. In this case, the investment factor will have a value more than one. Conversely, setting aside the impact of the interest factor, if an investment division's annualized net investment performance is less than the specified interest rate on the prior valuation date, this decreases your income payment. In this case, the investment factor will have a value less than one.

To summarize:

IF AN INVESTMENT DIVISION'S    THEN THE INVESTMENT       VALUE OF THE INVESTMENT
ANNUALIZED NET INVESTMENT      FACTOR (ASSUMING THE      FACTOR IS
PERFORMANCE IS                 INTEREST FACTOR IS 1)

More than the prior            Increases your income     More than 1
specified interest rate        payment

Equal to the prior specified   Keeps your income         Equal to 1
interest rate                  payment the same

Less than the prior            Decreases your income     Less than 1
specified interest rate        payment

DETERMINING THE INVESTMENT FACTOR

We separately determine the investment factor for each investment division you choose on each valuation date.

The investment factor for an investment division is based upon the net investment performance for that division. This is how we calculate the

[GRAPHIC OMITTED]
investment factor for each investment division.

o First, we determine the change in the investment performance (reflecting any investment-related charge) for the underlying Portfolio from the previous valuation date to the current valuation date;

o Next, we subtract the daily equivalent of the Separate Account charge for each day since the last valuation date. This number is the net investment performance for the investment division.

o Then, we multiply by an adjustment based on the specified interest rate in effect on the last valuation date for each day since that last valuation date. This number is the investment factor for the current valuation date.

INTEREST FACTOR

The interest factor reflects the impact of changes in the value of the specified interest rate from the prior valuation date to the current valuation date. Setting aside the impact of the investment factor, if the specified interest rate increases from the prior valuation date to the current valuation date, this increases your income payment. In this case, the value of the interest factor is more than one. Again, setting aside the impact of the investment factor, if the specified interest rate decreases from the prior valuation date to the current valuation date, this decreases your income payment. In this case, the value of the interest factor is less than one.

To summarize:

                            THEN THE INTEREST FACTOR
IF THE CURRENT SPECIFIED    (ASSUMING THE INVESTMENT       VALUE OF THE
INTEREST RATE IS            FACTOR IS 1)                   INTEREST FACTOR IS

More than the prior         Increases your income          More than 1
specified interest rate     payment

The same as the prior       Keeps your income              Equal to 1
 specified interest rate    payment the same

Less than the prior         Decreases your income          Less than 1
specified interest rate     payment

DETERMINING THE INTEREST FACTOR

o First, we determine the annuity purchase rate based on the specified interest rate in effect as of the prior valuation date. This annuity purchase rate is updated to reflect your age, where relevant, and future income payments.

o Next, we perform the same calculation to determine a new annuity purchase rate based on the specified interest rate updated to the current valuation date for all future income payments.

The interest factor changes based on fluctuations in the specified interest rate.

Each investment division has a different investment factor. The interest factor is the same for all investment divisions.

                                                               [GRAPHIC OMITTED]

When the adjustment factor is more than one, your income payment will increase. When the adjustment factor is less than one, your income payment will decrease.

If you chose more than one investment division, your new variable income payment is the sum of the amounts determined for each investment division.

[GRAPHIC OMITTED]

o Then, we divide the annuity purchase rate we calculated in the first step by the annuity purchase rate we calculated in the second step. The resulting number is the interest factor for the current valuation date.

THE EFFECT OF THE ADJUSTMENT FACTOR

Whether your income payment will increase or decrease depends on how the investment factor and the interest factor work together. If each of them is more than one, your income payment will increase. If each of them is less than one, your income payment will decrease. If one of them has an increasing effect and the other has a decreasing effect, whether your income payment will increase or decrease will depend on which factor has the bigger impact.

To determine how the investment factor and the interest factor work together to impact your income payment, we multiply them to produce the adjustment factor. When the adjustment factor is more than one, your income payment will increase. When the adjustment factor is less than one, your income payment will decrease.

To summarize:

IF THE ADJUSTMENT FACTOR IS :       YOUR INCOME PAYMENT WILL :

More than 1                         Increase

Equal to 1                          Stay the same

Less than 1                         Decrease

EXAMPLES OF INCOME PAYMENT CALCULATIONS

Below are some examples of the income payment calculation for an investment division reflecting the combined effect of the interest factor and investment factor.

INTEREST                            INVESTMENT                  ADJUSTMENT        PRIOR INCOME      CURRENT INCOME
FACTOR                              FACTOR                      FACTOR            PAYMENT           PAYMENT
1.01000[UP ARROW]   x     [UP ARROW]1.00225      =     [UP ARROW]1.01227      x     $500.00      =  $506.14[UP ARROW]

1.00553[UP ARROW]   x   [DOWN ARROW]O.99857      =     [UP ARROW]1.00409      x     $506.14      =  $508.21[UP ARROW]

O.98800[DOWN ARROW] x     [UP ARROW]1.01105      =   [DOWN ARROW]0.99892      x     $508.21      =  $507.66[DOWN ARROW]

O.99937[DOWN ARROW] x   [DOWN ARROW]O.98788      =   [DOWN ARROW]0.98726      x     $507.66      =  $501.19[DOWN ARROW]

REALLOCATIONS

You can reallocate among investment divisions and the Fixed Payment Option. There is no charge to make a reallocation. Your request for a reallocation tells us to move, in accordance with your instructions, the underlying assets we have designated to generate your income payments.

For us to process a reallocation, you must tell us:

o For each investment division (or Fixed Payment Option), the percentage reduction (not dollar amount) in your current allocation necessary to achieve the new allocation you want for future income payments; and

o The investment divisions (or Fixed Payment Option) to which you want to increase the allocation and the percentage of the total reallocation amount by which you want to increase them.

We may require that you use our forms to make reallocations.

You generally may make a reallocation on any business day. At a future date we may limit the number of reallocations you make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.

Each Fund may restrict or refuse purchases or redemption of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

Ordinarily, your reallocation request must be completed prior to 4:00 p.m. Eastern time on a business day if you want the transaction to take place on that day. All other reallocation requests will be processed the next business day.

When you request a reallocation, we first update the adjustment factor as of the date of the reallocation and determine what the income payment amount would have been if we were to pay it within 10 days. We then determine the revised allocation of future income payments based on the percentages you selected. Thus, if your most recent income payment attributable to an investment division was $100, the revised income payment as of the date of reallocation is $95, and you asked us to move 30% from that investment division, we would reallocate $28.50 (not $30.00). This would leave an income payment of $66.50 in that investment division as of the reallocation date. When we calculate the next income payment, we would determine the new income payment amount based on net investment performance and specified interest rate change from the reallocation date to the next valuation date.

Here are examples of the effect of a reallocation on the income payment:

o Suppose you choose to reallocate 30% of your income payment supported by investment division A to the Fixed Payment Option and the recalculated income payment supported by investment division A is $100. Then, your income payment from the Fixed Payment Option will be increased by $30 and your income payment supported by investment division A will be decreased by $30.

                                                               [GRAPHIC OMITTED]

The effective date of a reallocation is also a valuation date. Although a reallocation triggers a valuation date, each income payment we pay to you is calculated on a valuation date which is 10 days before your income payment is to be paid.

The prior income payment may be an amount calculated when you requested a reallocation, so it may not be an amount that we paid to you.

o Suppose you choose to reallocate 30% of your fixed payment to a variable income payment supported by investment division A and the fixed payment is $100. Then, your income payment supported by investment division A will be increased by $30 and your fixed payment will be decreased by $30.

o Suppose you choose to reallocate 30% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $30 and your income payment supported by investment division A will be decreased by $30.

DEATH BENEFIT FEE

The death benefit fee is a one time charge deducted from your purchase payment. Your contract will state the amount of the death benefit fee to be taken from your purchase payment to pay us for the cost of providing a death benefit in the event of your death (or in the event of your death or the death of the second annuitant where an income annuity for two is chosen) before you start receiving income payments. The amount of the death benefit fee depends on the length of time until you start receiving your income payments and your age, sex and purchase payment amount.

CHARGES

There are two types of recurring charges you pay if you allocate any of your purchase payment to the investment divisions:

o     Separate Account charge; and

o     Investment-related charge.

SEPARATE ACCOUNT CHARGE

Currently, the Separate Account charge is no more than .95% annually of the average value of the amount you have in the investment divisions. However, pursuant to the terms of the Income Annuity, this Separate Account charge may range up to 1.25% of the average value of amounts in the investment divisions. We will give you advance notice if we increase the Separate Account charge. This charge includes insurance-related charges for the risk that you may live longer than we estimated. Then we would be obligated to pay you more in income payments than anticipated. The charge also includes the risk that our expenses in administering the Income Annuity will be greater than we estimated. The Separate Account charge also pays us for our distribution costs and our miscellaneous administrative costs. These administrative costs which we incur include financial, actuarial, accounting and legal expenses.

Charges are not deducted directly from your income payment. The charges are applied when we calculate the investment factor.

INVESTMENT-RELATED CHARGE

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses. The amount you pay depends on the investment divisions you select. Amounts for each investment division for the previous year are listed in the Table of Expenses.

PREMIUM TAXES

Some jurisdictions tax what are called "annuity considerations." We deduct money to pay "premium" taxes (also known as "annuity" taxes) when you make the purchase payment.

Premium taxes, if applicable, currently range from .5% to 5.0% depending on the Income Annuity you purchased and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.

FREE LOOK

You may cancel your Income Annuity within a certain time period. This is known as a "free look." We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The "free look" may also vary based on other factors such as whether you purchased your Income Annuity through the mail. Not all contracts issued are subject to free look provisions under state law. Depending on state law, we may refund all of your purchase payment as of the date your properly completed refund request is received at your MetLife Designated Office. If you do not cancel your Income Annuity during the "free look" period, your decision to purchase the Income Annuity is irrevocable.

GENERAL INFORMATION

ADMINISTRATION

All transactions will be processed in the manner described below.

PURCHASE PAYMENT

Ordinarily, your purchase payment is sent by check or wire made payable to "MetLife," to your MetLife Designated Office. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide all forms necessary to apply your purchase payment. We must have all properly completed documents to credit your purchase payment.

Ordinarily, your purchase payment is effective and valued as of 4:00 p.m. Eastern time, on the day we receive it in good order at your MetLife

                                                               [GRAPHIC OMITTED]

Generally, your properly completed requests are effective the day we receive them at your MetLife Designated Office.

[GRAPHIC OMITTED]

Designated Office on days when the office is open (business day), except when it is received:

o     On a day when the net investment performance is not calculated, or

o     After 4:00 p.m. Eastern time.

In those cases, the purchase payments will be effective the next day the net investment performance, as applicable, is calculated.

We reserve the right to credit your purchase payment to you within two days of receipt at your MetLife Designated Office. However, if the forms are incorrect or incomplete or other documents are not completed properly, we have up to five business days to credit the purchase payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

Under the Income Annuity, your employer or the group in which you are a participant or member must identify you to us and tell us how your purchase payment should be allocated among the investment divisions and the Fixed Payment Option.

CONFIRMING REALLOCATIONS

You will receive a written statement confirming that a reallocation was recently completed.

PROCESSING REALLOCATIONS

We permit you to request reallocations by mail and telephone. We anticipate making Internet access available to you in the future. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for reallocations by facsimile. We reserve the right to refuse any reallocation request where the request would tend to disrupt contract administration or is not in the best interest of the contract holders or the Separate Account.

When you request a reallocation, we will process the reallocation using the next available valuation date.

BY TELEPHONE OR INTERNET

You may request reallocations and obtain information by telephone between 9 a.m. and 5 p.m. Eastern Time each business day. In the future, you may be able to request reallocations and obtain information through Internet access, unless prohibited by state law.

Ordinarily, your request for reallocations must be completed prior to 4:00 p.m. Eastern time on a business day if you want the reallocation to be valued and effective on that day. Reallocations will not be valued and effective on a day the net investment performance is not calculated or after 4:00 p.m. Eastern time. We will value and make effective these reallocations on our next business day.

We have put into place (or may in the future put into place for Internet communications) reasonable security procedures to insure that instructions communicated by telephone are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone. When someone contacts us by telephone and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your MetLife Designated Office.

Response times for telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

o any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

o any loss or damage you may incur because of such inaccuracy, error, delay or omission, non-performance, or any interruption of information beyond our control.

AFTER YOUR DEATH

If we are notified of your death before a requested reallocation is completed, we will cancel the request. For example, we will cancel the reallocation request and continue making income payments to your beneficiary if your Income Annuity so provides. Or, depending on your Income Annuity's provisions, we may continue making income payments to a joint annuitant.

THIRD PARTY REQUESTS

Generally, we only accept requests for reallocations or information from you. Therefore, we reserve the right not to process reallocations requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing reallocations by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of reallocations for a number of other contract owners, and who simultaneously makes the same request or series of requests on behalf of other contract owners.

ADVERTISING PERFORMANCE

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources

All performance numbers are based upon historical information. These numbers are not intended to indicate future results.

[GRAPHIC OMITTED]

including your quarterly statements, the Internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "average annual total return," or some combination of these terms.

YIELD is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

ANNUALIZED CHANGE IN VALUE (I.E., AVERAGE ANNUAL TOTAL RETURN) calculations reflect all Separate Account charges. These figures also assume a steady annual rate of return.

We may demonstrate hypothetical values of income payments (e.g., beginning with an initial income payment of $500) over a specified period based on historical net asset values of the Portfolios and the historical specified interest rates. These presentations reflect the investment and interest factors and deduction of the Separate Account charge and investment-related charge. We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical rates for the specified interest rate. We use the actual data after the inception date.

Historical performance information should not be relied on as a guarantee of future performance results.

CHANGES TO YOUR INCOME ANNUITY

We have the right to make certain changes to your Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Income Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

o     To operate the Separate Account in any form permitted by law.

o To take any action necessary to comply with or obtain and continue any exemptions under the law.

o To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

o To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, Zenith Fund or the shares of another investment company or any other investment permitted by law.

o To change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account specified in your contract and any currently available portfolio in connection with the Income Annuity.

o To make any necessary technical changes in the Income Annuity in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have made an allocation, we will notify you of the change. You may then make a new choice of investment divisions. Where required by law, we will ask your approval before making any technical changes.

VOTING RIGHTS

Based on our current view of applicable law, you have voting interests under your Income Annuity concerning Metropolitan Fund or Zenith Fund proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You will be entitled to give instructions regarding the votes attributable to your Income Annuity in your sole discretion. Neither the Separate Account nor MetLife has any duty to inquire as to the instructions received or your authority to give instructions; thus, as far as the Separate Account, and any others having voting interests in respect of the Separate Account are concerned, such instructions are valid and effective.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund or Zenith Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

o     The shares for which voting instructions are received, and

o     The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

WHO SELLS THE INCOME ANNUITY

The Income Annuity is sold through individuals who are our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers. They also may be sold through the mail.

Our licensed sales representatives who sell the Income Annuity may be compensated for these sales by us. Other broker-dealers are paid a one-time commission consisting of the front-end sales load deducted from purchase payments. We remit to the broker-dealer the entire front-end sales load charge. The broker-dealer's sales commission is 5%. MetLife pays its own distribution costs from the Separate Account charge.

FINANCIAL STATEMENTS

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independant auditors, audit these financial statements.

YOUR SPOUSE'S RIGHTS

If you received your contract through a qualified retirement plan and your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments and payment of the death benefit under your Income Annuity may be subject to your spouse's rights.

If your benefit is worth $5,000 or less, your plan may provide for distribution of your entire interest in a lump sum without your spouse's consent.

For details or advice on how the law applies to your circumstances, consult your tax advisor or attorney.

INCOME TAXES

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Consult your own tax advisor about your circumstances, any recent tax developments, and the impact of state income taxation. You are responsible for determining whether your purchase of an Income Annuity, income payments under the Income Annuity and other transactions under the contract satisfy applicable tax laws.

Tax rules vary according to whether the contract is a non-qualified or qualified contract. We have divided the following tax discussion into these two categories. The qualified Income Annuity is intended to pay out benefits under a tax qualified retirement plan or arrangement or to satisfy tax requirements for a "rollover IRA". You need to know the Code section under which your plan or arrangement intends to qualify, because different tax sections have different requirements. For the purposes of this Prospectus, a "qualified" contract includes Section 403(b)("TSAs"), Section 457(b) (state and local government plans and tax-exempt organizations), Section 401(a) ("corporate and Keogh plans"), Section 403(a) annuity plans, Traditional IRAs (including contracts issued under a Simplified Employee Pension or "SEP") and SIMPLE IRAs.

We do not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

GENERAL TAX INFORMATION FOR ALL INCOME ANNUITIES

INCOME PAYMENTS

When income payments are made from your Income Annuity (whether to you or your beneficiary), some or all of the payments will be included in your taxable income. The amount treated as taxable income differs depending on the type of:

o     annuity you purchase (e.g., non-qualified or qualified), and

o     income type you elect.

INCOME PAYMENTS BEFORE AGE 59 1/2

If you receive income payments from your Income Annuity before you reach age
59 1/2, this amount may be subject to a 10% penalty tax, in addition to ordinary income taxes. The penalty tax under SIMPLE IRAs is generally increased from 10% to 25% for income payments made within the first two years of an employee's participation in an employer's SIMPLE IRA plan.

Some distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

o For non-qualified income annuities providing a series of substantially equal periodic payments made annually (or more frequently) over the payment period;

o For both non-qualified and qualified income annuities as part of a series of substantially equal payments made annually (or more

Because of the potential penalty tax, it may not be suitable for you to purchase an Income Annuity if you plan on receiving income payments before you reach age 59 1/2.

                                                               [GRAPHIC OMITTED]
      frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary. You must also be separated from the service of your employer at the time you receive the income payments under TSAs, Section 403(a) annuity plans, and corporate and Keogh plans.

It is unclear whether the income payments under the Income Annuity satisfy an exception to the penalty tax. Accordingly, if you have not reached age 59 1/2, you should consult a tax advisor prior to purchasing the Income Annuity.

NON-QUALIFIED ANNUITIES

o A purchase payment for a non-qualified contract is on an "after-tax" basis, so you pay income taxes on income payments only on your earnings under the contract. Generally, these earnings are taxed when received from the contract.

o The Income Annuity may accept as a purchase payment an after-tax contribution, a Section 1035 tax-free exchange or any other tax-free transfer permitted under the Federal tax laws. It may also be used to annuitize one of our existing annuity contracts.

o When a non-natural person owns a non-qualified contract, the Income Annuity will generally not be treated as an annuity for tax purposes and gains under the contract will be subject to immediate taxation as ordinary income. Corporations and certain other entities are generally considered non-natural persons. However, an Income Annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes. There is also an exception for some types of immediate annuities owned by non-natural persons. It is not certain whether this Income Annuity meets this exception. Accordingly, such entities should consult their tax advisor prior to the purchase of the Income Annuity.

o In some circumstances, annuities issued after October 21, 1988 by the same insurance company (or an affiliate) in the same year are combined for certain tax purposes. As a result, a greater portion of your income payments may be considered taxable income than you would otherwise expect.

DIVERSIFICATION

In order for a non-qualified contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate

After-tax means that your purchase payments for your annuity do not reduce your taxable income or give you a tax deduction.


[GRAPHIC OMITTED]
taxation to contract holders of gains under their contract.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of the Income Annuity. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

o Possible taxation of reallocations between investment divisions and between an investment division and the Fixed Payment Option.

o Possible taxation as if you were the owner of your portion of the Separate Account's assets.

o Possible limits on the number of investment divisions available or the frequency of reallocations among them.

INCOME PAYMENTS

Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:

o     A non-taxable return of your purchase payment; and

o     A taxable payment of earnings.

The Internal Revenue Service (the "IRS") has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Payment Option.

We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

AFTER DEATH

If you (the owner or any annuitant) die before payments under the Income Annuity begin, we must make payment of your entire interest in the contract within five years of the date of your death.

If you die on or after the date that income payments begin, payments


                                                               [GRAPHIC OMITTED]
must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die after income payments begin but before your purchase payment is returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

QUALIFIED ANNUITIES

GENERAL

This Income Annuity is intended to accept a single purchase payment from your employer's plan, or a tax-free transfer or rollover from your employer's plan or from another plan permitted under the Code. This type of purchase payment is generally not subject to the annual limits on purchase payments which otherwise apply to contributions under these types of plans. Generally, income payments must commence prior to the date that you must begin receiving distributions from the qualified plan. Under certain circumstances, however, we may also accept the purchase payment after that date.

Generally, your qualified Income Annuity can accept deductible (or pre-tax) and non-deductible (after-tax) purchase payments. Deductible or pre-tax purchase payments will be taxable when distributed from the contract.

o Your annuity is generally not forfeitable (e.g., not subject to claims of your creditors) and you may not transfer it to someone else.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA.

INCOME PAYMENTS

Income payments are included in taxable income except for the portion that represents a return of non-deductible purchase payments. This portion is determined based on a ratio of the non-deductible purchase payment to the total value of your plan benefit or account balance. In some cases (e.g., IRAs and TSAs), plan benefits or account balances may be aggregated.

We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

MINIMUM DISTRIBUTION REQUIREMENTS

o For Traditional and Simple IRAs and SEPs, you must begin receiving distributions by April 1st of the calendar year following the year in which you turn 70 1/2. For plans or arrangements other than IRAs or SEPs

[GRAPHIC OMITTED]

      (e.g., TSAs, Section 403(a) annuity plans, and corporate and Keogh plans), you must generally begin receiving distributions by April 1st of the calendar year following the later of (1) the year in which you reach 70 1/2 or (2) the year in which you retire. Complex rules apply to the determination of the amount of these distributions. These rules limit the income payment types available under a qualified contract and the guaranteed period over which income payments can be made (if such a period is selected). A tax penalty of 50% applies to distributions which should have been taken but were not. It is uncertain whether your income payments under the Income Annuity meet these minimum distribution requirements, and MetLife is seeking guidance from the IRS. You should consult a tax advisor prior to purchasing the contract as a Traditional IRA, SEP or SIMPLE IRA or in connection with TSAs, Section 403(a) annuity plans or corporate and Keogh plans.

AFTER DEATH

If you (the owner or any annuitant) die before income payments begin, we must make payment of your entire interest in the contract within five years after your death.

If you die on or after the first income payment date, income payments must continue at least as rapidly as under the distribution method in effect at your death.

ADDITIONAL CONSIDERATIONS FOR CERTAIN QUALIFIED ARRANGEMENTS

SIMPLE IRAS

Once purchase payments are made under the SIMPLE IRA rules, your SIMPLE IRA generally operates as if it were a Traditional IRA. Additionally, you may not make a direct transfer or a rollover from a SIMPLE IRA into a Traditional IRA during the initial two year period in which you participated in the SIMPLE IRA plan of your employer, nor can you make a direct transfer of or a rollover from a Traditional IRA into a SIMPLE IRA at any time.

DEFINED BENEFIT PLANS

MetLife has asked the IRS to rule that the tax qualified status of a defined benefit plan will not be adversely affected by the purchase of the Income Annuity to distribute benefits under the plan. In addition, we have asked the IRS for a ruling that the Income Annuity is not a "variable annuity" requiring an actuarial adjustment to the plan's benefits pursuant to Section 415(b)(2)(B) of the Code and Rev. Rul. 76-47. We do not know whether the IRS will issue either of the requested rulings. You should consult a tax advisor prior to purchasing the Income Annuity for use in connection with a defined benefit plan.

MANDATORY 20% WITHHOLDING ON CERTAIN QUALIFIED PLANS AND ARRANGEMENTS

For a qualified Income Annuity issued in connection with TSAs, Section 403(a) annuity plans, and corporate and Keogh plans, we are required to withhold 20% of any income payment that constitutes an "eligible rollover distribution" for Federal income taxes. We are not required to withhold this money if you direct us, the trustee or the custodian of the plan to directly rollover your eligible rollover distribution to a Traditional IRA or another eligible retirement plan.

Generally, income payments made on or after the required beginning date (as previously discussed in "Minimum Distribution Requirements") are not eligible rollover distributions. Additionally, payments under certain types of income annuities are not treated as eligible rollover distributions. We or your qualified plan administrator will notify you if an income payment is an eligible rollover distribution.

TSAS

Payments generally cannot be made from a TSA prior to age 59 1/2, unless the participant dies, becomes disabled or separates from service with his or her employer. Accordingly, if you have not reached age 59 1/2, you should consult a tax advisor prior to purchasing the Income Annuity.

SECTION 457(b)

Rules similar to the minimum distribution requirements apply to Section 457(b) plans. Additionally, the Code requires that the payments under such plans must be non-increasing. For these plans, the required beginning date is generally April 1st following the later of: (1) the calendar year in which you reach age 70 1/2 or (2) the calendar year in which you retire. It is uncertain whether income payments from the qualified Income Annuity meet these distribution requirements. Consequently, you or the plan administrator should consult a tax advisor prior to purchasing the contract in connection with the payment of plan benefits.

Income payments made to a plan participant under a Section 457(b) plan are generally subject to the Federal income tax rules applicable to wages (including withholding) and not to the rules and withholding election under annuity contracts.

Generally, an Income Annuity can not be purchased for you until you:

o     reach age 70 1/2;

o     separate from service; or

o     as otherwise provided under the Code and regulations.

[GRAPHIC OMITTED]

TABLE OF CONTENTS FOR THE STATEMENT
OF ADDITIONAL INFORMATION

                                                                         PAGE

COVER PAGE ...............................................................  1

TABLE OF CONTENTS ........................................................  1

INDEPENDENT AUDITORS .....................................................  2

DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE
      INCOME ANNUITY .....................................................  2

SAMPLE CALCULATION ILLUSTRATING
      HOW THE ADJUSTMENT FACTOR IS DETERMINED AND
      APPLIED TO INCOME PAYMENTS .........................................  4

INVESTMENT MANAGEMENT FEES ...............................................  4

VOTING RIGHTS ............................................................

PERFORMANCE DATA AND ADVERTISEMENT OF
      THE SEPARATE ACCOUNT ...............................................  5

FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT .............................  6

FINANCIAL STATEMENTS OF METLIFE .......................................... 29

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

APPENDIX

PREMIUM TAX TABLE

If you are a resident of one of the following jurisdictions, the percentage amount listed by the jurisdiction is the premium tax rate applicable to your Income Annuity.

                                                              CORPORATE
                       NON-        IRA & SEP         SECTION  AND        SECTION
                       QUALIFIED   (1)         TSA   403(a)   KEOGH      457(b)

CALIFORNIA ........... 2.35%       .5%(2)      .5%   .5%      .5%        2.35%

MAINE ................ 2.0%        --          --    --       --         --

NEVADA ............... 3.5%        --          --    --       --         --

PUERTO RICO .......... 1.0%        1.0%        1.0%  1.0%     1.0%       1.0%

SOUTH DAKOTA ......... 1.25%       --          --    --       --         --

U.S. VIRGIN ISLANDS .. 5.0%        5.0%        5.0%  5.0%     5.0%       5.0%


WEST VIRGINIA ........ 1.0%        1.0%        1.0%  1.0%     1.0%       1.0%

WYOMING .............. 1.0%        --          --    --       --         --

----------

(1) Premium tax rates applicable to Income Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting the requirements of Section 408(a) of the Code are included under the column headed "IRA and SEP."

(2) With respect to Income Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting requirements of
      Section 408(a) of the Code, the annuity tax rate in California is 2.35% instead of 0.5%.

PEANUTS(Copyright) United Feature Syndicate, Inc.

(Copyright)2000 Metropolitan Life Insurance Company

                           REQUEST FOR A STATEMENT OF
                    ADDITIONAL INFORMATION/CHANGE OF ADDRESS

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

/_/ Metropolitan Life Separate Account E, Metropolitan Series Fund Inc. and New England Zenith Fund

/_/   I have changed my address. My current address is:

  _______________________________       Name_________________________________
         (Contract Number)

                                     Address_________________________________

  ________________________________          _________________________________
            (Signature)                                                   zip

Metropolitan Life Insurance Company
200 Park Avenue, Area 5N
New York, New York 10166-0188
Attention: MetLife Retirement Group

                      METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E

                        METLIFE INCOME SECURITY PLAN(SM)
                           A VARIABLE INCOME ANNUITY


                      STATEMENT OF ADDITIONAL INFORMATION
                             FORM N-4        PART B

     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Income Security Plan, A Variable Income Annuity and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, MetLife Retirement Group, 200 Park Avenue, Area 5N, New York, New York 10166-0188.

     A Statement of Additional Information for the Metropolitan Series Fund, Inc. and the Zenith Fund is attached at the end of this Statement of Additional Information.

     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectus for MetLife Income Security Plan, A Variable Income Annuity.

                            ------------------------

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
          Independent Auditors.................................      2
          Distribution of Certificates and Interests in the
            Income Annuity.....................................      2
          Sample Calculation Illustrating How the Adjustment
            Factor Is Determined and Applied to Income
            Payments...........................................      3
          Investment Management Fees...........................      4
          Voting Rights........................................      6
          Performance Data and Advertisement of the Separate
            Account............................................      7
          Financial Statements of the Separate Account.........      II-1
          Financial Statements of MetLife......................      II-1

                            ------------------------

INDEPENDENT AUDITORS

     The financial statements for the Separate Account for the period ended December 31, 1999 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITY

     MetLife is both the depositor and the underwriter (issuer) of the Income Annuity.

     The certificates and interests in the Income Annuity are sold through individuals who are licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers. They may also be sold through the mail. Our licensed sales representatives who sell the Income Annuity may be compensated for these sales by us. Other broker-dealers are paid sales commissions from the front-end sales load deducted from the purchase payments. We remit to the broker-dealer the entire front-end sales load charge. The broker-dealer's sales commission is 5%. Metlife pays its own distribution costs from the Separate Account Charge.

     The offering of the Income Annuity is continuous. In certain situations, the Income Annuity may not include all investment choices or the Fixed Payment Option. Each contract will indicate the available choices.

CALCULATING YOUR INCOME PAYMENTS

                     SAMPLE CALCULATION ILLUSTRATING HOW THE
                         ADJUSTMENT FACTOR IS DETERMINED
                       AND APPLIED TO THE INCOME PAYMENTS


Example of Calculation of Investment Factor
a.  Assumed net investment performance for the period (.65%)             1.00650
b.  Assumed interest rate (as specified in your contract)
    as of the last valuation date                                           7.1%
c.  Adjustment based on assumed interest rate for the period(1)          0.99467
d.  Investment factor (a) x (c)                                          1.00114

Example of Calculation of Interest Factor
a.  Annuity purchase rate based on prior interest rate (7.1%)(2)       122.32996
b.  Annuity purchase rate based on current interest rate (7.2%)(3)     121.37388
c.  Interest Factor (a) / (b)                                   1.00788

Life annuity for male, age 65
a.  First monthly variable income payment due February 1, 2000           $400.00
b.  Assumed investment factor for first month*                           1.00114
c.  Assumed interest factor for first month*                             1.00788
d.  Adjustment factor (b) x (c)                                          1.00903
e.  Second monthly variable income payment due March 1, 2000
    (a) x (d)                                                            $403.61
f.  Assumed investment factor for second month*                           .99981
g.  Assumed interest factor for second month*                             .97665
h.  Adjustment factor (f) x (g)                                           .97646
i.  Third monthly variable income payment due April 1, 2000
    (e) x (h)                                                            $394.11

Notes:

(1)  Approximately one month.

(2) This is the annuity purchase rate in effect on the prior valuation date, based on your future annuity income, age as of the prior valuation date, and the interest rate (as specified in your contract) as of the prior valuation date.

(3) This is the annuity purchase rate in effect on the prior valuation date, based on your future annuity income, age as of the prior valuation date, and the interest rate as of the current valuation date. However, the interest rate as of the current valuation date is adjusted to reflect the interest rate as of the prior valuation date for the time period from the prior valuation date to the current valuation date.

* Calculated on the income determination date which is 10 days prior to the date the income payment is made.

INVESTMENT MANAGEMENT FEES

Metropolitan Life Insurance Company

     Each of the currently available Metropolitan Fund Portfolios pays us, the investment manager of the Metropolitan Fund, an investment management fee. The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio.


                                                                     Investment
                                                                     Management
                                                                         Fee
                                              Average                Schedule--
                                             Daily Net                  % Per
Portfolio                                     Assets                    Annum
---------                                     ------                    -----

State Street Research Growth              1st $500 Million               .55%
                                          next $500 million              .50%
                                          over $1 billion                .45%

State Street Research Income              1st $250 million               .35%
                                          next $250 million              .30%
                                          over $500 million              .25%

State Street Research Diversified         1st $500 million               .50%
                                          next $500 million              .45%
                                          over $1 billion                .40%

State Street Research                     1st $500 million               .75%
  Aggressive Growth                       next $500 million              .70%
                                          over $1 billion                .65%

Putnam Large Cap Growth                   1st $500 million               .80%
                                          next $500 million              .75%
                                          over $1 billion                .70%

State Street Research Aurora              1st $500 million               .85%
  Small Cap Value                         next $500 million              .80%
                                          over $1 billion                .75%

Putnam International Stock                1st $500 million               .90%
  (formerly Santander                     next $500 million              .85%
  International Stock)                    over $1 billion                .80%

Loomis Sayles High Yield Bond             All assets                     .70

T. Rowe Price Small Cap Growth            1st $100 million               .55%
                                          next $300 million              .50%
                                          over $400 million              .45%

T. Rowe Price Large Cap Growth            1st $50 million                .70%
                                          over $50 million               .60%

Janus Mid Cap                             1st $100 million               .75%
                                          next $400 million              .70%
                                          over $500 billion              .65%

Scudder Global Equity                     1st $50 million                .90%
                                          next $50 million               .55%
                                          next $400 million              .50%
                                          over $500 million             .475%

Harris Oakmark Large Cap Value            1st $250 million               .75%
                                          over $250 million              .70%

Neuberger Berman Partners                 1st $100 million               .70%
  Mid Cap Value                           next $250 million             .675%
                                          next $500 million              .65%
                                          next $750 million             .675%
                                          over $1.6 billion              .60%

MetLife Stock Index                       All Assets                     .25%

Lehman Brothers Aggregate Bond            All Assets                     .25%
  Index

Russell 2000 Index                        All Assets                     .25%

Morgan Stanley EAFE Index                 All Assets                     .30%

MetLife Mid Cap Stock Index               All Assets                     .25%

     We pay the following entities for providing services as sub-investment manager of the portfolio(s) indicated:


   Sub-Investment Manager                          Portfolio(s)
   ----------------------                          ------------

State Street Research &                   State Street Research Income
  Management Company(1)                   State Street Research Diversified
                                          State Street Research Growth
                                          State Street Research
                                            Aggressive Growth
                                          State Street Research Aurora
                                            Small Cap Value

Putnam Investment                         Putnam Large Cap Growth
  Management, Inc.                        Putnam International Stock

Loomis, Sayles & Company,                 Loomis Sayles High Yield Bond
  L.P.(2)

Janus Capital Corporation                 Janus Mid Cap

T. Rowe Price Associates, Inc.            T. Rowe Price Small Cap
                                            Growth
                                          T. Rowe Price Large Cap
                                            Growth

Scudder Kemper Investments,               Scudder Global Equity
  Inc.

Harris Associates, L.P.(3)                Harris Oakmark Large Cap
                                            Value

Neuberger Berman Management               Neuberger Berman Partners Mid
  Incorporated                              Cap Value

----------
(1)  State Street Research & Management Company is one of our subsidiaries.

(2) At present, we indirectly own the general partner of Loomis, Sayles & Company, L.P. Metlife has agreed to sell its indirect interest in this Company.

(3) At present, we indirectly own the general partner of Harris Associates, L.P. Metlife has agreed to sell its indirect interest in this Company.

     The Zenith Fund pays an investment management fee to New England Investment Management, Inc. ("NEIM") to serve as investment manager to the Davis Venture Value Series and the Loomis Sayles Small Cap Series.

     The Zenith Fund pays as a percentage per annum of the average net assets the following:


                                                                     Investment
                                                                     Management
                                              Average                    Fee
                                             Daily Net                  % Per
Series                                        Assets                    Annum
------                                        ------                    -----

Davis Venture Value                       All Assets                     .75%

Loomis Sayles Small Cap                   1st $500 million               .90%
                                          over $500 million              .85%

     NEIM pays sub-investment advisory fees to Davis Selected Advisers, L.P. for the Davis Venture Value Series and Loomis Sayles & Company, L.P. for the Loomis Sayles Small Cap Series. These fees are solely the responsibility of the NEIM.

     The Metropolitan Fund and the Zenith Fund, are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund's and the Zenith Fund prospectuses are attached at the end of the prospectus. The SAIs are available upon request.

     See the prospectuses for the Metropolitan Fund and Zenith Fund for a discussion of the different separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund and Zenith Fund and the risk related to that arrangement.

VOTING RIGHTS

    In accordance with our view of the present applicable law, we will vote the shares of each of the portfolios held by the Separate Account which are deemed attributable to the Income Annuity described in the Prospectus or at regular and special meetings of the shareholders of the portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the portfolios in our own right, we may elect to do so.

    Accordingly, you have voting interests under all the Income Annuity described in the Prospectus. The number of shares held in each Separate Account investment division deemed attributable to your Income Annuity is determined by dividing the value of your Income Annuity attributable to you in that investment division, if any, by the net asset value of one share in the portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

    Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuities (including the Income Annuity described in the Prospectus) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instructions are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and
(ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

    You will be entitled to give instructions regarding the votes attributable to your Income Annuity, in your sole discretion.

    You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.

Disregarding voting instructions

    MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment advisor or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's or Zenith Fund's, boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

    In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT

     From time to time we advertise the performance of various Separate Account investment divisions. Performance will be stated in terms of either yield, or "average annual total return" or some combination of the foregoing. Yield, and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Annualized change in value (i.e., average annual total return) calculations reflect all Separate Account charges. These figures also assume a steady annual rate of return.

     We may demonstrate hypothetical values of annuity benefits (e.g. beginning with an initial annuity benefit of $500) over a specified period based on historical net asset values of the Portfolios and the historical specified interest rates. These presentations reflect the investment and interest factors deduction of the Separate Account charge and the investment-related charge. We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity. We use the actual annuity unit data after the inception date.

     Historical performance information should not be relied on as a guarantee of future performance results.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred or tax-exempt investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(Registered) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's MidCap 400 Index, the Standard & Poor's 600 Index, the Russell 2000(R) Index, the the Russell 2000(R) Growth Index, the Russell 2000(R) Value Index, the Lehman Brothers Aggregate Bond Index, and/or the Lehman Brothers Government/ Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.

The following data for the Portfolios has been restated to reflect the deduction of the .95% Separate Account charge and the investment-related charge for the period before the inception date of the Income Annuity.


              Average Annual Total Return for the Portfolios of the Metropolitan Series Fund and the Zenith Fund for the Period Ending 12/31/99
      For periods of 1, 5, and 10 years (or since inception) as applicable.

                                                                          5 Year        10 Year
                                                                      (or inception   (or inception
     Portfolio                          Inception Date       1 Year      if less)       if less)
-------------------                     --------------       ------      -------        -------
Lehman Brothers Aggregate Bond Index
State Street Research Income
State Street Research Diversified
MetLife Stock Index
Harris Oakmark Large Cap Value
T. Rowe Price Large Cap
State Street Research Growth
Davis Venture Value
Putnam Large Cap Growth
MetLife Mid Cap Stock Index
Neuberger Berman Partners Mid Cap Value
Janus Mid Cap
State Street Research Aggressive Growth
Loomis Sayles High Yield Bond
Russell 2000(R) Index
T. Rowe Price Small Cap Growth
Loomis Sayles Small Cap
State Street Research Aurora Small Cap
  Value
Scudder Global Equity
Morgan Stanley EAFE(R) Index
Putnam Internationial Stock

                                    PART II
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

          The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):

            Metropolitan Life Separate Account E
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 1999 and 1998
               Statements of Assets and Liabilities
               Statements of Operations
               Statements of Changes in Net Assets
               Notes to Financial Statements

            Metropolitan Life Insurance Company
               Independent Auditors' Report
               Financial Statements for the Years Ended December 31, 1999, 1998 and 1997

               Consolidated Balance Sheets
               Consolidated Statements of Income
               Consolidated Statements of Cash Flow
               Consolidated Statements of Equity
               Notes to Consolidated Financial Statements

     (B) EXHIBITS

(1)              -- Resolution of the Board of Directors of Metropolitan Life
                    establishing Separate Account E.(1)
(2)              -- Not applicable.
(3)(a)           -- Not applicable.
   (b)           -- Form of Selected Broker Agreement.(1)
(4)(a)           -- Form of Income Annuity Contract.(7)
   (b)           -- Form of Certificate.(7)
(5)              -- Application Form for the Income Annuity (8)
(6)              -- Charter and By-Laws of Metropolitan Life.(1,5)
(7)              -- Not applicable.
(8)              -- Not applicable.
(9)              -- Opinion and consent of counsel as to the legality of the securities being registered.(8)
(10)             -- Consent of Auditors (8)
(11)             -- Not applicable.
(12)             -- Not applicable.
(13)(a)          -- Powers of Attorney.(1,2,3,4,6)

------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. Power of Attorney for Virginia M. Wilson filed with Pre-Effective Amendment No. 2 to Registration Statement 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on November 1, 1999. As incorporated herein by reference.

5. Filed with Post Effective Amendment No. 29 to Registration Statement No. 333-80547/811-4001 for Metropolitan Life Separate Account UL on Form N-4 on April 7, 2000, as incorporated herein by reference.

6. Power of Attorney for William C. Steere, Jr. filed with Post-Effective Amendment No. 18 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on April 23, 1999. As incorporated herein by reference.

7. Filed herewith.

8. To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------

Robert H. Benmosche...... Chairman of the Board, President and      Chairman, President,
                          Chief Executive Officer,                  Chief Executive
                          Metropolitan Life Insurance Company,      Officer and Director
                          One Madison Avenue,
                          New York, NY 10010.


Curtis H. Barnette....... Chairman Emeritus and Chief Executive     Director
                          Officer, Bethlehem Steel Corporation,
                          1170 Eighth Avenue,
                          Martin Tower 2118,
                          Bethlehem, PA 18016-7699.

Gerald Clark............. Vice-Chairman of the Board and            Vice-Chairman,
                          Chief Investment Officer,                 Chief Investment Officer
                          Metropolitan Life Insurance Company,      and Director
                          One Madison Avenue,
                          New York, NY 10010.

Joan Ganz Cooney......... Chairman, Executive Committee,            Director
                          Children's Television Workshop,
                          One Lincoln Plaza,
                          New York, NY 10023.

Burton A. Dole, Jr....... Retired Chairman, President and           Director
                          Chief Executive Officer,
                          Puritan Bennett,
                          2200 Faraday Avenue,
                          Carlsbad, CA 92008-7208.

James R. Houghton........ Chairman Emeritus of the Board            Director
                          and Director,
                          Corning Incorporated,
                          80 East Market Street, 2nd Floor,
                          Corning, NY 14830.

Harry P. Kamen........... Retired Chairman and Chief Executive      Director
                          Officer,
                          Metropolitan Life Insurance Company,
                          One Madison Avenue,
                          New York, NY 10010.

Helene L. Kaplan......... Of Counsel, Skadden, Arps, Slate,         Director
                          Meagher and Flom,
                          919 Third Avenue,
                          New York, NY 10022.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Charles M. Leighton...... Retired Chairman of the Board and Chief   Director
                          Executive Officer,
                          CML Group, Inc.,
                          524 Main Street,
                          Bolton, MA 01720.

Allen E. Murray.......... Retired Chairman of the Board and         Director
                          Chief Executive Officer,
                          Mobil Corporation,
                          375 Park Avenue, Suite 2901,
                          New York, NY 10152.

Stewart G. Nagler........ Vice-Chairman of the Board and            Vice-Chairman, Chief
                          Chief Financial Officer,                  Financial Officer
                          Metropolitan Life Insurance Company,      and Director
                          One Madison Avenue,
                          New York, NY 10010.

John J. Phelan, Jr....... Former Chairman and                       Director
                          Chief Executive Officer,
                          New York Stock Exchange,
                          P.O. Box 312,
                          Mill Neck, NY 11765.

Hugh B. Price............ President and Chief Executive Officer,    Director
                          National Urban League, Inc.,
                          120 Wall Street, 7th & 8th Floors,
                          New York, NY 10005.

Ruth J. Simmons, Ph.D.... President,                                Director
                          Smith College,
                          College Hall 20,
                          Northhampton, MA 01063.

William C. Steere, Jr.... Chairman of the Board and                 Director
                          Chief Executive Officer,
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10016

     Set forth below is a list of the executive officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.

       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
Robert H. Benmosche........... Chairman, Chief Executive Officer and Director
Gerald Clark.................. Vice-Chairman, Chief Investment Officer and
                               Director
Stewart G. Nagler............. Vice-Chairman, Chief Financial Officer and
                               Director
Gary A. Beller................ Senior Executive Vice-President and General
                               Counsel
James H. Benson............... President, Individual Business; Chairman, Chief
                               Executive Officer and President, New England
                               Life Insurance Company
C. Robert Henrikson........... President, Institutional Business
Richard A. Liddy.............. Senior Executive Vice-President
Catherine A. Rein............. Senior Executive Vice-President; President and
                               Chief Executive Officer of Metropolitan Property
                               and Casualty Insurance Company

Stanley J. Talbi.............. Senior Vice President and Chief Actuary

       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
William J. Toppeta............ President, Client Services and Chief
                               Administrative Officer
John H. Tweedie............... Senior Executive Vice-President
Lisa M. Weber................. Executive Vice-President
Judy E. Weiss................. Executive Vice-President



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

              ORGANIZATIONAL STRUCTURE OF METLIFE AND SUBSIDIARIES
                             AS OF JUNE 30, 2000


Metropolitan Life Insurance Company ("Metropolitan") became a wholly-owned subsidiary of MetLife, Inc. on April 7, 2000. MetLife, Inc. became a publicly-traded company at that time. MetLife has agreed to sell its interest in Nvest Corporation and all its affiliates. The following is a list of subsidiaries of Metropolitan. Those entities which are listed at the left margin (labelled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.   Metropolitan Tower Corp. (Delaware)

     1.   Metropolitan Property and Casualty Insurance Company (Rhode Island)

          a. Metropolitan Group Property and Casualty Insurance Company (Rhode Island)

               i.   Metropolitan Reinsurance Company (U.K.) Limited (Great
                    Britain)

          b.   Metropolitan Casualty Insurance Company (Rhode Island)
          c.   Metropolitan General Insurance Company (Rhode Island)
          d.   Metropolitan Direct Property and Casualty Insurance Company
               (Georgia)
          e.   Metropolitan P&C Insurance Services, Inc. (California)
          f.   Metropolitan Lloyds, Inc. (Texas)
          g.   Met P&C Managing General Agency, Inc. (Texas)

          h.   Economy Fire & Casualty Company
               i.   Economy Preferred Insurance Company
               ii.  Economy Premier Assurance Company

     2.   Metropolitan Insurance and Annuity Company (Delaware)

          a.   MetLife Europe I, Inc. (Delaware)
          b.   MetLife Europe II, Inc. (Delaware)
          c.   MetLife Europe III, Inc. (Delaware)
          d.   MetLife Europe IV, Inc. (Delaware)
          e.   MetLife Europe V, Inc. (Delaware)

     3.   MetLife General Insurance Agency, Inc. (Delaware)

          a.   MetLife General Insurance Agency of Alabama, Inc. (Alabama)
          b.   MetLife General Insurance Agency of Kentucky, Inc. (Kentucky)
          c.   MetLife General Insurance Agency of Mississippi, Inc.
               (Mississippi)
          d.   MetLife General Insurance Agency of Texas, Inc. (Texas)
          e. MetLife General Insurance Agency of North Carolina, Inc. (North Carolina)
          f. MetLife General Insurance Agency of Massachusetts, Inc. (Massachusetts)

     4.   Metropolitan Asset Management Corporation (Delaware)

           (a.) MetLife Capital, Limited Partnership (Delaware).Partnership interests in MetLife Capital, Limited Partnership are held by Metropolitan (90%) and Metropolitan Asset Management Corporation (10%).

           (b.) MetLife Capital Credit L.P. (Delaware). Partnership interests in
                MetLife Capital Credit L.P. are held by Metropolitan (90%) and Metropolitan Asset Management Corporation (10%).

                        (1) MetLife Capital CFLI Holdings, LLC (DE)

                              (a.) MetLife Capital CFLI Leasing, LLC
                                  (DE)

           (c.) MetLife Financial Acceptance Corporation (Delaware).
                Met Asset Management Co. Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the common stock of MetLife Financial Acceptance Corporation.

           (d.) MetLife Investments Limited (United Kingdom).  23rd Street
                Investments, Inc. holds one share of MetLife Investments
                Limited.

           (e.) MetLife Investments Asia Limited (Hong Kong). One share of
                MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.


           (f.) MetLife Investment, S.A. 23rd Street Investment, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A.


     5.   SSRM Holdings, Inc. (Delaware)

           a. State Street Research & Management Company (Delaware). Is a sub-investment manager for the Growth, Income, Diversified and Aggressive Growth Portfolios of Metropolitan Series Fund, Inc.

               i.   State Street Research Investment Services, Inc.
                    (Massachusetts)

           b.   SSR Realty Advisors, Inc. (Delaware)

               i.   Metric Management Inc. (Delaware)
               ii.  Metric Property Management, Inc. (Delaware)

                    (1) Metric Realty (Delaware). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

                    (2) Metric Colorado, Inc. (Colorado). Metric Property Management, Inc. holds 80% of the common stock of Metric Colorado, Inc.

               iii. Metric Capital Corporation (California)
               iv.  Metric Assignor, Inc. (California)
               v.   SSR AV, Inc. (Delaware)

     6.   MetLife Holdings, Inc. (Delaware)

          a.   MetLife Funding, Inc. (Delaware)
          b.   MetLife Credit Corp. (Delaware)

     7.   Metropolitan Tower Realty Company, Inc. (Delaware)

     8.   Security First Group, Inc. (DE)

          a.   Security First Life Insurance Company (DE)
          b.   Security First Insurance Agency, Inc. (MA)
          c.   Security First Insurance Agency, Inc. (NV)
          d.   Security First Group of Ohio, Inc. (OH)
          e.   Security First Financial, Inc. (DE)
          f.   Security First Investment Management Corporation (DE)
          g.   Security First Financial Agency, Inc. (TX)

     9.   Natiloportem Holdings, Inc. (Delaware)

          a. Services Administrativos Gen, S.A. de CV One Share of Servicos Administrativos Gen. S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

     10.  Metlife CC Holding Company

B.   Metropolitan Tower Life Insurance Company (Delaware)

C.   MetLife Security Insurance Company of Louisiana (Louisiana)

D.   MetLife Texas Holdings, Inc. (Delaware)

     1.   Texas Life Insurance Company (Texas)

          a.   Texas Life Agency Services, Inc. (Texas)
          b.   Texas Life Agency Services of Kansas, Inc. (Kansas)

E.   MetLife Securities, Inc. (Delaware)

F.   23rd Street Investments, Inc. (Delaware)

G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

     1.   Seguros Genesis, S.A. (Spain)
     2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

H.   MetLife Saengmyoung Insurance Company Ltd. (Korea).

I.   Metropolitan Life Seguros de Vida S.A. (Argentina)

J.   Metropolitan Life Seguros de Retiro S.A. (Argentina).

K.   Met Life Holdings Luxembourg (Luxembourg)

L.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

M.   MetLife International Holdings, Inc. (Delaware)

N.   Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

O.   Metropolitan Marine Way Investments Limited (Canada)

P. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (80%) and by an entity (20%) unaffiliated with Metropolitan.

Q. Seguros Genesis S.A. (Mexico) Metropolitan holds 85.49%, Metropolitan Tower Corp. holds 7.31% and Metropolitan Asset Management Corporation holds 7.20% of the common stock of Seguros Genesis S.A.

R. Metropolitan Life Seguros de Vida S.A. (Uruguay). One share of Metropolitan Life Seguros de Vida S.A. is held by Alejandro Miller Artola, a nominee of Metropolitan Life Insurance Company.

S.   Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)

T.   MetLife (India) Ltd.

U.   Hyatt Legal Plans, Inc. (Delaware)

     1. Hyatt Legal Plans of Florida, Inc. (FL)

V. One Madison Merchandising L.L.C. (Connecticut) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows: Metropolitan owns 99% and Metropolitan Tower Corp. owns 1%.

W.   Metropolitan Realty Management, Inc. (Delaware)

     1.   Edison Supply and Distribution, Inc. (Delaware)
     2.   Cross & Brown Company (New York)

          a.   CBNJ, Inc. (New Jersey)

X.   MetPark Funding, Inc. (Delaware)

Y.   Transmountain Land & Livestock Company (Montana)

Z.   MetLife Trust Company, National Association. (United States)

A.A.  Benefit Services Corporation (Georgia)
A.B.  G.A. Holding Corporation (MA)
A.C.  CRH., Co, Inc. (MA)
A.D.  334 Madison Euro Investments, Inc.
      1. Park Twenty Three Investments Company* 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited
          a. Convent Stution Euro Investments Four Company. 1% voting control of Convert Stution Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.
A.E.  L/C Development Corporation (CA)
A.F. One Madison Investments (Cayco) Limited. 1% Voting Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.
A.G.  New England Portfolio Advisors, Inc. (MA)
A.H. CRB Co., Inc. (MA). AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.
A.I.  New England Life Mortgage Funding Corporation (MA)
A.J. Mercadian Capital L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Capital L.P.
A.K. Mercadian Funding L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian
      Funding L.P.
A.L.  St. James Fleet Investments two Limited.

A.M.  MetLife New England Holdings, Inc. (DE)
      1. Fulcrum Financial Advisors, Inc. (MA)
      2. New England Life Insurance Company (MA)
         a. New England Life Holdings, Inc. (DE)
            i.   New England Securities Corporation (MA)
                 (1) Hereford Insurance Agency, Inc. (MA)
                 (2) Hereford Insurance Agency of Alabama, Inc. (AL)
                 (3) Hereford Insurance Agency of Idaho, Inc. (ID)
                 (4) Hereford Insurance Agency of Minnesota, Inc. (MN)
                 (5) Hereford Insurance Agency of New Mexico, Inc. (NM)
                 (6) Hereford Insurance Agency of Wyoming, Inc.

            ii.  TNE Information Services, Inc. (MA)
                 (1) First Connect Insurance Network, Inc. (DE)
                 (2) Interative Financial Solutions, Inc. (MA)
            iii. N.L. Holding  Corp. (Del)(NY)
                 (1) Nathan & Lewis Securities, Inc. (NY)
                 (2) Nathan & Lewis Associates, Inc. (NY)
                       (a) Nathan and Lewis Insurance Agency of Massachusetts,
                           Inc. (MA)
                       (b) Nathan and Lewis Associates of Texas, Inc. (TX)
                 (3) Nathan & Lewis Associates--Arizona, Inc. (AZ)
                 (4) Nathan & Lewis of Nevada, Inc. (NV)

             iv.  New England Investment Management Inc.


         b. Exeter Reassurance Company, Ltd. (MA)
         c. Omega Reinsurance Corporation (AZ)
         d. New England Pension and Annuity Company (DE)
         e. Newbury Insurance Company, Limited (Bermuda)

      3. Nvest Corporation (MA)
         a. Nvest, L.P. (DE) Nvest Corporation holds a 1.69% general partnership interest and MetLife New England Holdings, Inc. 3.19% general partnership interest in Nvest, L.P.
         b. Nvest Companies, L.P. (DE). Nvest Corporation holds a 0.0002% general partnership interest in Nvest Companies, L.P. Nvest, L.P. holds a 14.64% general partnership interest in Nvest Companies, L.P. Metropolitan holds a 47.10% limited partnership interest in Nvest Companies, L.P.
               i. Nvest Holdings, Inc. (DE)
           (1)     Back Bay Advisors, Inc. (MA)
               (a) Back Bay Advisors, L.P. (DE)
                   Back Bay Advisors, Inc.
                   holds a 1% general partner
                   interest and NEIC
                   Holdings, Inc. holds a 99%
                   limited partner interest
                   in Back Bay Advisors, L.P.
           (2)     R & T Asset Management, Inc. (MA)
               (a) Reich & Tang Distributors, Inc. (DE)
               (b) Reich & Tang Asset Management.
                   R & T Asset Management, Inc.
                   holds a 0.5% general partner interest and NEIC Holdings, Inc. hold a 99.5% limited partner interest in Reich & Tang
                   Asset Management, L.P.
               (c) Reich & Tang Services, Inc. (DE)

           (3)     Loomis, Sayles & Company, Inc. (MA)
               (a) Loomis Sayles & Company, L.P. (DE)
                   Loomis Sayles & Company, Inc.
                   holds a 1% general partner interest and
                   R & T Asset Management, Inc. holds a 99% limited partner interest in Loomis Sayles & Company, L.P.
                   i.   Loomis Sayles (Australia) Holdings, LLC
                        (1)  Loomis Sayles (Australia) Pty Limited
                   ii.  Loomis Sayles Distributors, L.P.
                   iii. Loomis Sayles Distributors, Inc.
                   iv.  Loomis Sayles (Euro) Limited
           (4)     Westpeak Investment Advisors, Inc. (MA)
               (a) Westpeak Investment Advisors, L.P. (DE)
                   Westpeak Investment Advisors, Inc.
                   holds a 1% general partner interest and
                   Reich & Tang holds a 99% limited
                   partner interest in Westpeak Investment
                   Advisors, L.P.
                   (i)  Westpeak Investment Advisors Australia
                        Limited Pty.
           (5)     Vaughan, Nelson Scarborough & McCullough (DE)
               (a) Vaughan, Nelson Scarborough & McCullough, L.P. (DE)
                   VNSM, Inc. holds a 1% general partner interest and Reich & Tang Asset Management, Inc. holds a 99% limited partner interest in Vaughan, Nelson Scarborough & McCullough, L.P.
                   (i)  VNSM Trust Company

           (6)     MC Management, Inc. (MA)
               (a) MC Management, L.P. (DE)
                   MC Management, Inc. holds a 1% general partner interest and R & T Asset Management, Inc.
                   holds a 99% limited partner interest in MC
                   Management, L.P.
           (7)     Harris Associates, Inc. (DE)
               (a) Harris Associates Securities L.P. (DE)
                   Harris Associates, Inc. holds a 1% general partner interest and Harris Associates L.P. holds a 99% limited partner interest in Harris Associates
                   Securities, L.P.
               (b) Harris Associates L.P. (DE)
                   Harris Associates, Inc. holds a 0.33% general partner interest and NEIC Operating Partnership, L.P. holds a 99.67% limited partner interest in Harris Associates L.P.
                              (i)  Harris Partners, Inc. (DE)
                              (ii) Harris Partners L.L.C. (DE)
                                   Harris Partners, Inc. holds a 1%
                                   membership interest and
                                   Harris Associates L.P. holds a 99%
                                   membership interest in Harris Partners L.L.C.
                                  (1) Aurora Limited Partnership (DE)
                                      Harris Partners L.L.C. holds a 1% general partner interest

                                  (2) Perseus Partners L.P. (DE) Harris Partners
                                      L.L.C. holds a 1% general partner interest

                                  (3) Pleiades Partners L.P. (DE) Harris
                                      Partners L.L.C. holds a 1% general partner interest

                                  (4) Stellar Partners L.P. (DE)
                                      Harris Partners L.L.C. holds a 1% general partner interest

                                  (5) SPA Partners L.P. (DE) Harris Partners
                                      L.L.C. holds a 1% general partner interest

           (8)     NEF Corporation (MA)
               (a) New England Funds, L.P. (DE) NEF Corporation holds a
                   1% general partner interest and NEIC Operating
                   Partnership, L.P. holds a 99% limited
                   partner interest in New England Funds, L.P.
               (b) New England Funds Management, L.P. (DE) NEF
                   Corporation holds a 1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds
                   Management, L.P.
               (c) Nvest Services Company, Inc.
           (9)     AEW Capital Management, Inc. (DE)
               (a) AEW Securities, L.P. (DE) AEW Capital Management, Inc. holds a 1% general partnership and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Securities, L.P.
     ii.     Nvest Associates, Inc.
    iii.     Snyder Capital Management, Inc.
         (1) Snyder Capital Management, L.P. NEIC Operating
             Partnership holds a 99.5% limited partnership interest and Snyder Capital Management Inc. holds a 0.5% general partnership interest.
     iv.     Jurika & Voyles, Inc.
         (1) Jurika & Voyles, L.P NEIC Operating Partnership,
             L.P. holds a 99% limited partnership interest and Jurika & Voyles, Inc. holds a 1% general partnership interest.
     v.      Nvest Partnerships, LLC ( )
     vi.     Kobrick Funds LLC

    vii.     AEW Capital Management L.P. (DE)
             New England Investment Companies, L.P. holds a 99% limited partner interest and AEW Capital Management, Inc. holds a 1% general partner interest in AEW Capital Management, L.P.
             (1) AEW II Corporation (MA)
             (2) AEW Partners III, Inc. (DE)
             (3) AEW Partners IV, Inc.
             (4) AEW TSF, Inc. (DE)
             (5) AEWPN, LLC (DE)
             (6) AEW Curzon Limited
             (7) AEW Investment Group, Inc. (MA)
                 (a) Copley Public Partnership Holding, L.P. (MA)
                     AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in Copley Public Partnership Holding, L.P.
                 (b) AEW Management and Advisors L.P. (MA)
                     AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Management and Advisors L.P.
                     ii. AEW Real Estate Advisors, Inc. (MA)
                         1.     AEW Advisors, Inc. (MA)
                         2.     Copley Properties Company, Inc. (MA)
                         3.     Copley Properties Company II, Inc. (MA)
                         4.     Copley Properties Company III, Inc. (MA)
                         5.     Fourth Copley Corp. (MA)
                         6.     Fifth Copley Corp. (MA)
                         7.     Sixth Copley Corp. (MA)
                         8.     Seventh Copley Corp. (MA).
                         9.     Eighth Copley Corp. (MA).
                         10.     Second Income Corp. (MA).
                         11.     Third Income Corp. (MA).
                         12.     Fourth Income Corp. (MA).
                         13.     Third Singleton Corp. (MA).
                         14.     Fourth Singleton Corp. (MA)
                         15.     Fifth Singleton Corp. (MA)
                         16.     Sixth Singleton Corp. (MA).
                         17.     BCOP Associates L.P. (MA)
                                 AEW Real Estate Advisors, Inc. holds a 1% general partner interest in BCOP Associates L.P.
                    ii. CREA Western Investors I, Inc. (MA)

                   iii. CREA Investors Santa Fe Springs, Inc. (MA)

             (8) Copley Public Partnership Holding, L.P. (DE)
                 AEW Capital Management, L.P. holds a 75% limited partner interest and AEW Investment Group, Inc. holds a 25% general partner interest and CREA Western Investors I, L.P holds a 57.62% Limited Partnership interest.

             (9) AEW Real Estate Advisors, Limited Partnership (MA)
                 AEW Real Estate Advisors, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Real Estate Advisors, Limited Partnership.
            (10) AEW Hotel Investment Corporation (MA)
                 (a.) AEW Hotel Investment, Limited Partnership (MA)
                      AEW Hotel Investment Corporation holds a 1% general partnership interest and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Hotel Investment, Limited Partnership.

A.N.   Gen America Financial Corporation
       1.    General American Life Insurance Company
             a.    GenAm Benefits Insurance Company
             b.    Paragon Life Insurance Company
             c.    Security Equity Life Insurance Company
             d.    Cova Corporation
                   i.    Cova Financial Services Life Insurance Company
                         (1)    Cova Financial Life Insurance Company
                         (2)    First Cova Life Insurance Company
                   ii.   Cova Life Management Company
                         (1)    Cova Investment Advisory Corporation
                         (2)    Cova Investment Allocution Corporation
                         (3)    Cova Life Sales Company
                         (4)    Cova Life Administration Services Company
             e.    General Life Insurance Company
                   i.    General Life Insurance Company of America
             f.    Equity Intermediary Company
                   i. Reinsurance Group of America. Incorporated. 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company.

                         (1) Reinsurance Company of Missouri Incorporated
                             a.    RGA Reinsurance Company
                             b.    Fairfield Management Group, Inc.
                                     i.  Reinsurance Partners, Inc.
                                    ii.  Great Rivers Reinsurance Management,
                                         Inc.
                                   iii.  RGA (U.K.) Underwriting Agency Limited
                         (2) Triad Re, Ltd. Reinsurance Group of America,
                             Incorporated also owns 100% of the preferred stock of Triad RE, Ltd.
                         (3) RGA Americas Reinsurance Company, Ltd.
                         (4) RGA Reinsurance Company (Barbados) Ltd.
                             (a)   RGA/Swiss Financial Group, L.L.C.
                         (5) RGA International Ltd.
                             (a)   RGA Financial Products Limited
                             (b)   RGA Canada Management Company, Ltd.
                                   (i)   RGA Life Reinsurance Company of Canada
                         (6) Benefit Resource Life Insurance Company (Bermuda)
                             Ltd.
                         (7) RGA Holdings Limited
                             (a)   RGA Managing Agency Limited
                             (b)   RGA Capital Limited
                             (c)   RGA Reinsurance (UK) Limited
                         (8) RGA South African Holdings (Pty) Ltd.
                             (a)   RGA Reinsurance Company of South Africa
                                   Limited
                         (9) RGA Australian Holdings Pty Limited
                             (a)   RGA Reinsurance Company of Australia Limited
                        (10) General American Argentina Seguros
                        (11) RGA Argentina, S.A.
                             (a)   Regal Atlantic Company (Bermuda) Ltd.
                             (b)   Malaysia Life Reinsurance Group Berhad
            g.   GenAm Holding Company
                  i.    NaviSys Incorporated
                  ii.   NaviSys Asia Pacifica Limited
                  iii.  NaviSys de Mexico S.A. de C.V.
                        99% of the shares of NaviSys de Mexico S.A. de C.V. are held by NaviSys Incorporated and 1% is held by General American Life Insurance Company.
                  iv.   Red Oak Realty Company
                  v.    White Oak Royalty Company
                  vi.   GenMark Incorporated
                        (a)   Stan Mintz Associates, Inc.
                        (b)   GenMark Insurance Agency of Alabama, Inc.
                        (c)   GenMark Insurance Agency of Massachusetts, Inc.
                        (d)   GenMark Insurance Agency of Ohio, Inc.
                        (e)   GenMark Insurance Agency of Texas, Inc.
                 vii.   Conning Corporation
                        (a)   Conning, Inc.
                              (i)    Conning & Company
                                     (1)   Conning Asset Management Company
                                     (2)   American Horizon Holdings Inc. 28.6%
                                           of the shares of American Horizon
                                           Holdings Inc. are held by
                                           Metropolitan Property and Casualty
                                           Insurance Company.
                                           (a)  American Horizon Services, Inc.
                                           (b)  American Horizon Property &
                                                Casualty Insurance Company.
                                                (i)   Texas American Horizon
                                                      Insurance Services Agency,
                                                      Inc.
                                           (c)  American Horizon Insurance
                                                Company
                                                (i)    American Horizon General
                                                       Agency, Inc.

       2.    Collaborative Strategies, Inc.
       3.    Virtual Finances.Com, Inc.
       4.    Missouri Reinsurance (Barbados) Inc.
       5.    GenAmerican Capital I
       6. GenAmerican Management Corporation. 22.5% of the voting shares of the America Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the America Management Corporation are owned by A.G. Edwards.
       7.    Walnut Street Securities, Inc.
             a.    WSS Insurance Agency of Alabama, Inc.
             b.    WSS Insurance Agency of Massachusetts, Inc.
             c.    WSS Insurance Agency of Nevada, Inc.
             d.    WSS Insurance Agency of Ohio, Inc.
             e.    WSS Insurance Agency of Texas, Inc.
             f.    Walnut Street Advisers, Inc.

In addition to the entities listed above, Metropolitan (or where indicated an affiliate) also owns an interest in the following entities, among others:

1) CP&S Communications, Inc., a New York corporation, holds federal radio communications licenses for equipment used in Metropolitan owned facilities and airplanes. It is not engaged in any business.

2) Quadreal Corp., a New York corporation, is the fee holder of a parcel of real property subject to a 999 year prepaid lease. It is wholly owned by Metropolitan, having been acquired by a wholly owned subsidiary of Metropolitan in 1973 in connection with a real estate investment and transferred to Metropolitan in 1988.

3) Met Life International Real Estate Equity Shares, Inc., a Delaware corporation, is a real estate investment trust. Metropolitan owns approximately 18.4% of the outstanding common stock of this company and has the right to designate 2 of the 5 members of its Board of Directors.

4) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

5) Metropolitan owns, via its subsidiary, AFORE Genesis Metropolitan S.A. de C.V., approximately 61.7% of SIEFORE Genesis S.A. de C.V., a mutual fund.

6) Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

7) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company ("MET P&C"), serves as the attorney-in-fact and manages the association.

8) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. Holding Corp. (DEL), an indirect wholly owned subsidiary of Metropolitan.

9)  100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc.
(OK) is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

10) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. (TX) is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

11) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various's ownership interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following company: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTOWNERS.

     N/A

ITEM 28. INDEMNIFICATION

    UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

     Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $300 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and investment adviser) The New England Variable Annuity (depositor)
New England Variable Annuity Fund I (depositor)

     (b) See response to Item 25 above.

     (c)

                  (1)                                     (2)

     NAME OF PRINCIPAL UNDERWRITER           NET UNDERWRITING DISCOUNTS AND
                                                      COMMISSIONS
  Metropolitan Life Insurance Company                     N/A

                  (3)                                     (4)

     COMPENSATION ON REDEMPTION OR               BROKERAGE COMMISSIONS
              ANNUITIZATION
                  N/A                                      0

                  (5)

              COMPENSATION
                   0

------------------

* As regards this new contract, as of the date of this filing the Registrant has issued no contracts.

ITEM 30. LOCATION OF ACCOUNT AND RECORDS.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

ITEM 31. MANAGEMENT SERVICES.

     Not Applicable

ITEM 32. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Income Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Income Annuity.

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT CERTIFIES AND HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THIS 17TH DAY OF AUGUST, 2000.

                                            METROPOLITAN LIFE SEPARATE ACCOUNT E
                                                   (Registrant)

                                       by:  METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:         /s/ GARY A. BELLER
                                          --------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                             METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:         /s/ GARY A. BELLER
                                          --------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                 Chairman, President, Chief
-------------------------------  Executive Officer and
      Robert H. Benmosche        Director


               *                 Vice Chairman, Chief
-------------------------------  Investment Officer and
         Gerald Clark            Director


               *                 Vice Chairman, Chief
-------------------------------  Financial Officer (Principal
       Stewart G. Nagler         Financial Officer) and
                                 Director


               *                 Senior Vice-President and
-------------------------------  Controller
      Virginia M. Wilson

               *                 Director
-------------------------------
      Curtis H. Barnette

               *                 Director
-------------------------------
       Joan Ganz Cooney

               *                 Director
-------------------------------
      Burton A. Dole, Jr.

               *                 Director
-------------------------------
       James R. Houghton

               *                 Director
-------------------------------
        Harry P. Kamen

               *                 Director
-------------------------------
       Helene L. Kaplan


By: /s/ RICHARD G. MANDEL, ESQ.
   ----------------------------
    Richard G. Mandel, Esq.                                      August 17, 2000
       Attorney-in-Fact

           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                           Director
-------------------------------
      Charles M. Leighton

               *                           Director
-------------------------------
        Allen E. Murray

               *                           Director
-------------------------------
      John J. Phelan, Jr.

               *                           Director
-------------------------------
         Hugh B. Price

               *                           Director
-------------------------------
      Robert G. Schwartz

               *                           Director
-------------------------------
    Ruth J. Simmons, Ph.D.

                                           Director
-------------------------------
    William C. Steere, Jr.




By: /s/ RICHARD G. MANDEL, ESQ.
   ----------------------------
    Richard G. Mandel, Esq.
       Attorney-in-Fact                                          August 17, 2000

                   APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

INTRODUCTION

The prospectus included in the Form N-4 for Metropolitan Life Separate Account E includes illustrations using various characters from the PEANUTS(Registered) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectus.

CHARACTERS

Snoopy -- A Beagle dog
Charlie Brown -- A little boy with zigzag pattern on shirt
Woodstock -- A small bird
Lucy -- A little brunette girl
Linus -- A younger little boy with striped shirt (Lucy's brother)
Marcie -- A little brunette girl with glasses
Franklin -- A curly haired little boy
Pigpen -- A little boy with dust cloud and smudged face
Peppermint Patty -- An athletic girl with freckles, page boy haircut and sandals Sally -- A little blond girl with curls on top (Charlie Brown's sister) Schroeder -- A little boy with full head of hair and striped shirt (pianist)

                                                       PAGE
 1. Snoopy as MetLife Representative with briefcase    First page
    straightening bow tie

 2. Charlie Brown on step ladder looking at fold       Page 2            Table of Contents
    out map

 3. Snoopy in suit with pointer                        Page 4            Important Terms
                                                                         You Should Know

 4. Charlie Brown Reading Financial Section            Page 5            Specified Interest Rate

 5. Snoopy as MetLife Representative listening to      Page 9            MetLife
    crowd of Woodstocks

 6. "Professor" Snoopy at blackboard with              Page 10           The Income Annuity
    "Immediate Annuities" written on it
    with pointer

 7. Hour glass with dollar bill being                  Page 10           The Income Annuity
    shredded into bottom of glass with
    "inflation" written on it

 8. Charlie Brown deciding between three building      Page 11           Product Comparison
    blocks with "Annuity A", "Annuity B"
    and "Annuity C" written on them

 9. Snoopy on beach with drink and sunglasses          Page 12           Features of the Income Annuity
    relaxing in lounge chair

10. Snoopy reading menu at restaurant table            Page 13           Your Investment Choices

11. Snoopy with money in both hands looking            Page 15           Income Types
    at desk calendar with "Monday 1st"
    written on it

12. Woodstock writing out a check                      Page 16           Purchase of an Income Annuity

13. "Flying Ace" Snoopy with pointer looking           Page 17           Subsequent Income Payments
    at crowd of Woodstocks flying away

14. Snoopy using adding machine                        Page 18           Determining the Investment Factor

15. Snoopy and Woodstock balanced on seesaw            Page 19           Interest Factor

16. Woodstock in middle of balance scale with          Page 20           Income Payment Calculations
    "Interest Factor" going up and "Investment
    Factor" going down

17. Woodstock carring a sack of money                  Page 21           Reallocations

18. Lucy with magnifying glass studying a piece of     Page 23           Free Look
    paper


                                                       PAGE
19. Charlie Brown on the telephone                     Page 24           Processing Reallocations by Telephone or Internet

20. "Colonial" Snoopy as town cryer                    Page 26           Advertising Performance

21. "Uncle Sam" Snoopy with "tax                       Page 29           General Tax Information
    bill" in hand

22. Woodstock flying holding paper in hand             Page 30           Diversification

23. Lucy filling out "FORM 1040" with adding           Page 31           Income Payments
    machine on table

24. Linus rolling ball with "IRAs" written on it       Page 32           Qualified Annuities

25. Charle Brown digging in pockets to pay             Page 34           Section 457(b)
    "Uncle Sam" Snoopy

26. Franklin, Snoopy, Charlie Brown, Lucy, Pigpen,     Page 35           Table of Contents
    Schroeder and Peppermint Patty                                       for the SAI

27. Lucy in her advice box with "TAXES--The Expert     Page 36           Premium Tax Table
    is in" printed on it advising Peppermint Patty
    and Sally